Exhibit 99.2.q

CONTACT DIAMOND CORPORATION

RENEWAL ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

March 3, 2006

145 King Street East, Suite 500
Toronto, Ontario M5C 2Y7

CONTACT DIAMOND CORPORATION
RENEWAL ANNUAL INFORMATION FORM FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2005

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	CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	44
	CONFLICTS OF INTEREST	44
11	PROMOTER	45
12	LEGAL PROCEEDINGS	45
13	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45
14	AUDITORS, TRANSFER AGENT AND REGISTRAR	45
15	MATERIAL CONTRACTS	45
16	AUDIT COMMITTEE	46
17	INTERESTS OF EXPERTS	54
18	ADDITIONAL INFORMATION	54
GLOSSARY OF MINING TERMS		56

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ITEM 1

INTRODUCTORY NOTES

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to Contact Diamond Corporation (“Contact Diamond” or the “Corporation”), certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this document under the heading “Risks of the Business”.  The Corporation undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This renewal annual information form contains references to Canadian dollars.

FINANCIAL INFORMATION

Financial information in this renewal annual information form is presented in accordance with Canadian generally accepted accounting principles.  Reference is made to Contact Diamond’s annual audited financial statements and management’s discussion and analysis for the year ended December 31, 2005, which is incorporated herein by reference and is available at www.sedar.com.

ITEM 2

CORPORATE STRUCTURE

The predecessor of Contact Diamond, Sudbury Contact Mines, Limited, was incorporated under the laws of Ontario on October 11, 1927 and amalgamated on February 11, 1999 pursuant to a court approved plan of arrangement under the Business Corporations Act (Ontario) with Silver Century Explorations Ltd. (“Silver Century”). Silver Century was incorporated under the laws of Ontario on March 7, 1980.  Silver Century was a gold and base metal exploration company and a subsidiary of Agnico-Eagle Mines Limited (“Agnico-Eagle”). Agnico-Eagle was the majority shareholder of each of the Corporation’s predecessors at the time of the amalgamation.  By Articles of Amendment certified effective on September 3, 2004, the Corporation changed its name to Contact Diamond Corporation/Corporation Diamontifère Contact. The Corporation remains governed by the provisions of the OBCA.

Contact Diamond’s registered office and principal place of business is located at 145 King Street East, Suite 500, Toronto, Ontario, M5C 2Y7.

As at December 31, 2005, the Corporation had no subsidiaries.

ITEM 3

GENERAL DEVELOPMENT OF THE BUSINESS OF THE CORPORATION

Overview of Business

The Corporation is currently engaged in the acquisition, exploration, development and operation of diamond properties in Ontario, Quebec, the Northwest Territories and Nunavut.

Diamonds are a high pressure and high temperature polymorph of carbon and occur up to 300 kilometres below the earth’s surface in the region of the earth’s crust known as the lithospheric (upper) mantle.  The vast majority of diamonds come from primary sources such as kimberlite or lamproite pipes or dykes and are transported to the surface by these volcanic rocks.  Most economic kimberlite pipes are located within stable geological cratons or “shields”. Since kimberlites, or lamproites, are only the transport mechanism for diamonds which have been preformed in the upper mantle, only a minority of such rocks typically contain diamonds. According to public sources, there are estimated to be 6,000 kimberlite occurrences worldwide, of which only approximately 15% contain diamonds and less than 1% are considered economically viable.  Kimberlites typically occur in clusters and such clusters form kimberlite fields.  Generally, only a few pipes per kimberlite field contain grades which can be mined profitably, although, in some cases, up to five pipes in a kimberlite field may be exploited.

The geology of Canada is favourable for primary diamond deposits due to the high proportion of Archean cratonic areas in the Canadian landmass. Each of the Corporation’s projects are located in Archean cratonic areas that have the demonstrated potential to host an economic diamond deposit. The Corporation’s core project is the Timiskaming Diamond Project (“Timiskaming”) located in northeastern Ontario/northwestern Quebec. The potential for discovery of new deposits in eastern Canada is believed to be among the best in the world based on numerous very large diamonds found in soils and glacial deposits in the Great Lakes region of Canada and the United States over the past 150 years.  Currently, the most promising areas are Attawapiskat in the James Bay Lowlands of northern Ontario, Timiskaming and the Otish Mountains region of northern Quebec.

In the Timiskaming region, a total of 23 confirmed kimberlites are known, of which approximately 55% have returned at least some diamonds. The Corporations’s 95-2 pipe yielded a population of highly commercial diamonds at marginally sub-economic grades in a mini-bulk sample program conducted between 2003 and 2004.

On a primary tectonic basis, the Eastern Canadian Shield, including the Timiskaming Area, has long been known as prospective for the occurrence of diamondiferous kimberlites.  The Timiskaming Diamond Project area straddles the Lake Timiskaming Structural Zone (“LTSZ”), which is a continental-scale control on kimberlite emplacement in eastern North America, particularly where the LTSZ is intersected by large-scale northeasterly or easterly trending structures.  Numerous such cross structures are present in the Timiskaming Diamond Project area. The Corporation currently maintains a 100% interest in over 115,000 hectares of exploration licenses in Timiskaming and has to date discovered eight kimberlite bodies in the region. The Corporation has also entered into a number of option agreements on several mining claims and patents that are subject to certain cash, equity and royalty considerations.

The Corporation also maintains an interest in three joint venture projects within well known diamond exploration regions of northern Canada. These are the RAM (and SHU) joint venture with Trigon Exploration Canada Inc. (“Trigon”) in the Northwest Territories, the IC/LO (and TIM) project, also with Trigon, in the Kugaaruk/Committee Bay region of Nunavut, and the MIP joint venture with Stornoway Diamond Corporation (“Stornoway”) in south-central Baffin Island, Nunavut. In each case the Corporation is earning a 50% or greater interest in the project and each is operated by the Corporation’s joint venture partner.

Kimberlite pipes may be located using a number of means.  Kimberlites commonly erode and disperse minerals into the surrounding terrain that are indicative of the kimberlite’s upper mantle origin.  Such indicator minerals may be found in surface material deposited in streams and glacial deposits that interacted with the kimberlite.  Glacial and more modern erosion may have transported these materials many kilometers from the pipe itself and may form dispersion trains that can be used to trace the pipe’s general location.  Since most kimberlite pipes are strongly weathered and do not outcrop, the specific location of the pipe is often only determined through its geophysical signature and a variety of geophysical techniques may be applied to guide the final discovery drilling.  A combination of tightly constrained geochemical and geophysical surveying is usually sufficient to find a kimberlite.  Nevertheless, many pipes go undiscovered because they have a weak or absent indicator mineral dispersion train and their geophysical characteristics are similar to those of the surrounding rocks.

In the assessment of a kimberlite pipe for its commercial diamond potential, risk is managed through a staged delineation process. Diamond resources are unique in that the majority of the grade of a deposit is contained in numerous small diamonds that can be measured in relatively small samples, but the majority of the value is held in the rarer, large gem stones that are only properly assessed with larger, bulk samples. The sampling of a diamond bearing rock, therefore, involves a progression of successively larger samples with formalistic analysis and reporting. Early stage, small sample results may first exceed certain thresholds before a company commits to larger and more expensive programs of mini-bulk and bulk sampling.  These larger samples may facilitate pre-feasibility and then feasibility studies.

Core drilling or trenching may be used to confirm the presence of kimberlite, provide initial samples to conduct petrographical studies, microdiamond content analysis and refine the chemical signature of the indicator minerals.  The presence or absence of micro-diamonds in the initial sampling gives an indication of whether the pipe has passed through a diamondiferous zone of the upper mantle.  The ratio of micro to macro diamond (<0.5mm in all dimensions and >0.5mm in any one dimension respectively) gives an indication of the possible diamond grade. From this information, it is possible to identify the kimberlites that warrant more costly delineation programs.  Mini-bulk and bulk sampling may then be used to recover macrodiamonds in commercial size ranges.  Projected financial evaluations for a potential mine may be carried out as part of a scoping study only following the collection of a mini-bulk sample, which typically comprises several hundred tons of kimberlite and 10 to 100 carats of diamonds recovered across the width and depth of the pipe.

Diamonds possess natural variances in size, colour, clarity and shape that, in combination, give a kimberlite pipe a characteristic diamond quality signature and average diamond value. A mini-bulk sample is intended to be large enough to accurately determine diamond grade. It is not, however, large enough to determine average value with the statistical rigour required for a full feasibility study. For this, a larger sample of several thousand carats of diamonds must be recovered through a bulk sample. The industry accepted size of sample for valuation purposes is 2,000 carats or greater.  A mini-bulk sample of diamonds is often large enough to give an indication of likely diamond value within the pipe. Natural diamond populations exhibit predictable progressions in size and value and these distributions, as observed within a small sample of diamonds, may be extrapolated through modeling to replicate likely recoveries from a commercial scale diamond sample. This “modeled” diamond value is an important criteria in establishing the rationale for the more expensive bulk sample.

The Corporation’s objective is to discover economic diamond deposits and, ultimately, to develop them into mineral producing properties.  Central to this strategy is the Corporation’s continued program of kimberlite discovery and assessment in the Timiskaming Diamond Project area.  The area’s demonstrated diamond potential and favourable mining related infrastructure make it an ideal location to capitalize on the exploration and mine building expertise of the Corporation’s management team.  The Corporation is also committed to seeking other promising diamond exploration or development projects elsewhere in Canada as they arise.

The Corporation does not expect any changes in its business during the fiscal year ended December 31, 2006. The Corporation is not a party to any contract on which it is dependent.

Three Year History

From its inception in 1927 to the spring of 2002, the Corporation focused its exploration activities primarily on precious metals properties with the exception of a diamond exploration program conducted on the Timiskaming Diamond Project from 1991 to 1997. This program was undertaken as part of a large regional diamond exploration program between Kirkland Lake and Cobalt, predicated by the discovery of diamondiferous kimberlites in both regions by De Beers between 1983 to 1994. Between 1995 and 1996, the Corporation was successful in discovering four kimberlite pipes at Timiskaming, including the significantly diamondiferous 95-2 pipe. In the spring of 2002, the Corporation reactivated its diamond exploration activities in the area, with a view to conducting delineation and subsequently mini-bulk sampling of 95-2. Since 2002, the Corporation has expanded the Timiskaming Diamond Project to over 113,000 hectares of 100% owned mining claims and has now discovered a total of eight kimberlites in the region.

May, 2003

Upon reactivating the Timiskamind Diamond Project in 2002, the Corporation conducted a program of delineation drilling at 95-2 that led to a decision to conduct a mini-bulk sample of the pipe. Under the mini-bulk sampling program, which commenced in the fall of 2003, a sample of approximately 652 dry tonnes was extracted from six large diameter reverse flood holes positioned across the length of the pipe.  Samples were shipped to SGS Lakefield Research in Lakefield, Ontario for processing on a 10 tonne per day bulk sample plant utilizing a dense media separator (DMS) and diamond recovery circuit.  Processing continued through into the spring of 2004. A large proportion of the Corporation’s expenditures in 2003 and 2004 were related to this program.

In July, 2003, the Corporation completed a private placement of 2,760,000 common shares and 1,380,000 common share purchase warrants, for aggregate gross proceeds of $4.8 million. Each whole purchase warrant entitles the holder to purchase one common share at a price of $2.50 per share at any time on or before July 28, 2005.

In October, 2003, the Corporation entered into an option agreement with Trigon to explore 197,420 hectares of exploration licences in the southern Slave region of the Northwest Territories referred to collectively as the RAM Diamond project (“RAM”). Under the RAM agreement, the Corporation was granted an option to earn an initial 51% interest in the claims by sole-funding exploration expenditures of $1.45 million and issuing Trigon 75,000 common shares, and an option to earn an additional 9% interest by funding a further $3 million of exploration expenditures.

In December, 2003, the Corporation discovered a new kimberlite body, designated SC-118, on the Quebec portion of the Timiskaming Diamond Project.  The discovery was made while drill testing high priority magnetic anomalies resulting from a detailed airborne magnetic survey conducted in 2002.  Petrographic analysis confirmed the material to be hypabyssal kimberlite.

During 2003, a regional till sampling program was undertaken that identified several new anomalous areas west of the then existing Timiskaming claims.  In early 2004, the Corporation followed up this work with a program of staking on a 3,000 hectare area known as the “Klock” property, located west of the Montreal River. This property was subsequently expanded through phases of staking and an additional exploration block to the south, known as the “Cole” property, was acquired. An airborne magnetic survey identified several promising kimberlite targets, some associated with extremely elevated indicator mineral counts.  In March, 2004, a 2,000 meter drill program was begun and two new kimberlite pipes, KL-01 and KL-22, were discovered.

May, 2004

In May, 2004, preliminary diamond grade results were received from the processing of the kimberlite 95-2 mini-bulk sample.  A total of 67 carats were recovered for an overall recovered grade of 10.1 carats per hundred tonnes (cpht). Within a central and eastern portion of the pipe, estimated to contain approximately 15 tonnes of kimberlite to a depth of 300m, recovered grades were higher and ranged between 12 and 16 cpht.  At the same time, micro diamond results were recovered from the discovery core of the two new kimberlite pipes KL-01 and KL-022, showing 27 diamonds from 88 kilograms of sample and 19 diamonds from 85 kilograms of sample, respectively.

In August, 2004, the Corporation completed a private placement of 3.5 million flow-through common shares for aggregate gross proceeds of $5,250,000.

In July, 2004, the Corporation entered into a joint venture agreement with Trigon to explore 320,000 hectares of exploration licences in the Kugaaruk/Committee Bay region of Nunavut referred to as the IC and LO Diamond Project (“IC-LO”). Under the IC-LO agreement, the Corporation was granted an option to earn an initial 49% interest in the claims upon a payment of $880,000 of exploration costs, cash and equity subscription, and an option to earn an additional 11% interest by funding a further $3.5 million of exploration expenditures.

In September, 2004, the Corporation completed the sale of its interests in certain gold and other precious metals exploration properties in Canada and the United States to Agnico-Eagle for cash consideration of $3.29 million.  The purchase price was based on an independent valuation prepared by Watts, Griffis and McOuat Limited, consulting geologists and engineers.

Also in September, 2004, the Corporation commenced a $4 million regional exploration program at its Timiskaming Diamond Project designed to properly assess kimberlites KL-01 and KL-22 for diamond content and to add to the inventory of known pipes in the area through exploration of the expanded claim areas.

In November, 2004, the Corporation received the results of a market valuation exercise undertaken by WWW International Diamond Consultants Ltd. (“WWW”) on the kimberlite 95-2 mini-bulk sample. Using a representative sub-sample of 52 carats, an observed price of $38/carat was determined, with modeling suggesting an equivalent, production scale diamond price of between $55 and $98 per carat. A subsequent re-valuation of the same parcel of diamonds by Aber Diamond Corporation in May, 2005, yielded an observed price of $48.50/carat on the same sample of 52 carats valued by WWW.

In December, 2004, the Corporation announced the appointment of Matthew L. Manson as President and Chief Operating Officer of the Corporation (effective as of March 1, 2005), and in March, 2005, the Corporation announced five new appointments to the Corporation’s Board of Directors.

In April, 2005, the Corporation announced the results of a ten target drill hole program at the RAM property following till sampling and geophysical surveying conducted the previous year. No kimberlite was intersected.

May, 2005

In April, 2005, the Corporation announced the incorporation of 23,000 hectares of exploration licences located 120km east of Yellowknife in the Northwest Territories referred to as the “SHU” claims into the RAM joint venture agreement. The SHU claims had been staked by Trigon in July, 2004 and lay approximately 45km south of RAM claims, within the area of interest defined by the RAM joint venture agreement.

Between March and May 2005 the Corporation drill tested 11 targets at Timiskaming and intersected no kimberlite. The results of the delineation drilling on KL01 and KL22 were received in May, 2005. No significant diamond counts were returned on kimberlite KL01, and in KL22 an initial delineation total of 652kg of core returned 79 diamonds.

In May, 2005, the Corporation announced the discovery of a Kimberlitic Indicator Mineral (“KIM”) anomaly on the IC property, based on regional till sampling conducted the previous year. The grains recovered were indicative of a proximal diamondiferous source located within the IC property. At the same time, the Corporation announced the incorporation of 32,000 hectares of claims adjacent to the IC block in Nunavut, referred to as the “TIM” property, into the IC-LO joint venture agreement between the Corporation and Trigon. The TIM claims were subject to a letter of intent between Trigon and a joint venture between Committee Bay Resources Ltd. and Indicator Minerals Inc. dated September 21, 2004, and lay within the area of interest defined by the IC-LO joint venture agreement.

In May, 2005, the Corporation announced the formation of the MIP joint venture with Stornoway. The project was a generative program of exploration with an initial budget of $1 million jointly funded by the partners.

In July, 2005, the Corporation completed a private placement of 3.7 million flow-through common shares for aggregate gross proceeds of $2,035,000.

In September, 2005, a drill program designed to test new kimberlite targets in Timiskaming was re-initiated and ten targets were tested by January, 2006. In support of this drill program, the Corporation first completed several option agreements for the mineral rights on certain patented and unpatented mining claims. The option agreements gave the Corporation the right to earn a 100% interest in the claims, subject to certain cash, equity and royalty considerations. Later in September, 2005, the Corporation announced the discovery of the kimberlite pipe MR8, which straddled two of the optioned mining patents.  Results for MR8 were received in December, 2005 and no diamonds were observed.

In October, 2005, the Corporation announced the discovery of a polymetallic showing with high silver grades in the IC-LO project in Nunavut.

In December, 2005, the Corporation announced the acquisition of 700 hectares of optioned mining claims and patents in the Elk Lake area, covering ten geophysical targets. Later the same month, the Corporation announced it had added a further 49,000 hectares of new staking in the same area, bringing the total Timiskaming land position to over 113,000 hectares.

In February, 2006, the Corporation announced the appointment of Matthew L. Manson as President and Chief Executive Officer of the Corporation, effective immediately.

Also in February, 2006, the Corporation announced that 30,000 hectares of claims had been acquired in south-central Baffin Island as part of the MIP joint venture. The claims were acquired in the vicinity of fourteen geophysical targets identified during geophysical surveying the previous summer.

In March, 2006, the Corporation announced the results of follow-up programs of till sampling and geophysics at the IC, RAM and SHU projects conducted during 2005. KIM anomaly trains with implied local sources were confirmed on each property. Fifteen high priority geophysical targets were identified on IC and two on SHU. In-fill sampling at RAM was successful in narrowing the search area for a possible kimberlite source to the observed KIM anomaly to a six square kilometer area within the property boundary. Follow-up programs were approved for each project in 2006, to include drilling where warranted.

Risks of the Business

The operations of the Corporation are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of diamond properties. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

History of Losses

The Corporation has a history of net losses. The Corporation expects to incur net losses in 2006 and has no prospect of profitability in the foreseeable future and no assurance can be given that it will ever be profitable.  In addition, the Corporation has, and is expected to continue to have, a substantial deficit which was $104,367,557 as of December 31, 2005.  Whether the Corporation will achieve profitability depends on the other factors discussed below.

Corporation at Exploration Stage

At the present time, the Corporation does not hold any interest in a diamond property in production. The Corporation’s viability and potential success depends on its ability to develop, exploit and generate revenue out of mineral deposits.  The exploration and development of diamonds involves significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing diamond mines.  Major expenses may be required to establish economic kimberlite pipes which contain grades that can be mined profitably and to construct mining facilities at a site.  There is no assurance that the current or proposed exploration programs on properties in which the Corporation has an interest will result in the Corporation identifying economically viable kimberlite pipes.

No Commercial Product

All of the Corporation’s diamond properties are currently without known commercial or economic kimberlite pipes.  There can be no assurance that the Corporation’s present or future exploration efforts will be successful, that any production therefrom will be obtained or continued or that any such production which is attempted will be profitable.

Nature of Diamond Exploration and Mining

Exploration for diamonds is highly speculative in nature, involves many risks and frequently is unsuccessful.  Among the many uncertainties inherent in any diamond exploration and development program are the location of economic kimberlite pipes, the development of appropriate processes to mine diamonds, the receipt of necessary governmental permits and the construction of mining facilities.  In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of economic kimberlite pipes, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current exploration and development programs will result in any new economically viable mining operation or yield new economic kimberlite pipes which contain grades that can be mined profitably.

Dependence on Agnico-Eagle

Historically, the Corporation has been dependent on Agnico-Eagle as a source of funding to support its operating losses and capital deficiency.  Agnico-Eagle is not obligated and has not formally committed to continue providing such funding to the Corporation. While the Corporation has recently obtained financing from third party sources, the Corporation’s ability to continue to meet its obligations and carry out its planned exploration activities may be dependent upon the continued financial support of Agnico-Eagle.  In addition, Agnico-Eagle currently provides certain management and administrative personnel of the Corporation, who are also employed by Agnico-Eagle.  While the Corporation expects that Agnico-Eagle will continue to provide such managerial and administrative support, no assurance can be given that Agnico-Eagle will continue to do so.

Control of Corporation by Controlling Shareholder

Agnico-Eagle holds approximately 39% of the outstanding Common shares.  Accordingly, Agnico-Eagle could elect the directors of the Corporation and influence the outcome of any matter submitted to a vote of shareholders, including matters requiring a special shareholders’ resolution such as amendments to the Corporation’s articles, mergers, amalgamations and the sale of all or substantially all of the Corporation’s assets.  However, in 2005, five new members, non-related to Agnico-Eagle, were appointed to the board, to ensure independence between the two boards and promote good corporate governance.

Future Financing

The Corporation has limited financial resources and there is no assurance that additional funding will be available for the further exploration and development of its projects.  There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that, even if such financing is obtained, the terms of such financing will be favourable.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Corporation’s projects which may result in the possible loss of such properties.

Joint Venture Projects

The Corporation’s RAM, IC-LO and MIP Projects are the subject of joint venture or letter agreements with third parties and the Corporation may, in the future, enter into further joint venture agreements with the same or other third parties.  If the Corporation is unable to meet its share of costs incurred or other obligations under such joint venture agreements or under other agreements to which it is a party, the Corporation may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if the other party to such agreements does not meet its share of such costs or other obligations, the Corporation may be unable to finance the cost required to complete recommended programs.

Market for Diamonds

There is no quoted market for diamonds as there is for most other product of mining such as gold and silver, among others. The world rough diamond market contains a small number of key players, including the Diamond Trading Corporation, a subsidiary of diamond producer De Beers Consolidated Mines Limited, (“De Beers”) which controls over 50% of such market.  If the Corporation were in a position to commercially produce diamonds, it would be required to sell them into a market that is influenced by a few major producers, which could affect the price the Corporation is able to obtain for its diamonds.

Competition and Scarcity of Exploration/Development Lands

Many companies and individuals are engaged in the diamond exploration business, including large, established mining companies with substantial capabilities and long earning records. There is a limited supply of desirable diamond lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities.  The Corporation may be at a competitive disadvantage in acquiring diamond properties as it must compete with these individuals and companies, many of which have greater financial resources and a larger technical staff than the Corporation.  Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new diamond properties.

Environmental Factors

The operations of the Corporation are subject to environmental legislation and to regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases, emissions, handling, transport and disposal of various substances produced in connection with certain diamond exploration and mining industry operations, which could result in impact on the environment. A breach of such legislation may result in injunctions, damage claims, suspension or revocation of permits and the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is generally evolving such that stricter standards are being imposed and enforcement, fines and penalties for non-compliance are becoming more severe.  The Corporation is not able to determine the impact of future changes in environmental laws and regulations on its future results of operations or financial condition due to the uncertainty surrounding the ultimate form such changes may take.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees.  The increased cost of compliance associated with changes in governmental regulations may adversely affect the Corporation’s ability to develop its properties into profitable operations.

Surface Rights

Some of the Timiskaming Diamond Project claims relate to sub-surface mineral rights only and do not extend to surface rights. As a result, if economic diamond deposits are discovered on properties for which the Corporation owns sub-surface rights only, the Corporation will have to negotiate with the owner of the surface rights of the overlying land of such claims and any surrounding lands that may be required to develop the deposits into a diamond producing mine.  There can be no assurance that any required surface rights will be obtained at a reasonable price.

Title to Assets

The acquisition of title to diamond projects is a very detailed and time-consuming process.  Although the Corporation has taken precautions to ensure that legal title to its property interests is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured. There is no assurance that the interests of the Corporation in any of its properties will not be challenged or impugned.

Aboriginal Land Claims

The Corporation’s properties may, in the future, be the subject of aboriginal people’s land claims.  The legal basis of a land claim is a matter of considerable legal complexity and the impact of a land claim settlement cannot be predicted with any degree of certainty.  In addition, no assurance can be given that a broad recognition of aboriginal rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Corporation’s activities.  Such impact could be marked and in certain circumstances, could delay or even prevent the Corporation’s exploration or mining activities.

Permits and Licences

The Corporation’s operations require licences and permits from various governmental authorities.  The Corporation believes that it currently holds all of the necessary licences and permits under applicable laws and regulations required to carry on the activities which it is currently conducting and furthermore, believes it is currently complying in all material respects with the terms of such licences and permits.  Such licences and permits, however, are subject to regulatory change and changes in various operating circumstances.  There can be no assurance that the Corporation will be able to obtain all necessary licences and permits required to carry out exploration, development and mining operations at its projects.

Government Regulation

The Corporation’s activities are subject to extensive Canadian federal and provincial laws and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, cultural and historic preservation, mine safety and other matters.  Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.  The Corporation believes that it is in substantial compliance with all current laws and regulations.  However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of exploration companies or more stringent implementation or interpretation thereof, could have a material adverse impact on the Corporation and could delay or prevent the development of new mining properties.

Mining Risks and Insurance

The business of diamond exploration is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins and flooding.  Such occurrences could result in damage to, or destruction of, mineral properties or other facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  The Corporation is insured against certain risks of exploration and development in amounts that it considers to be adequate but which may not provide sufficient coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure against because of high premium costs or other reasons.  The Corporation may also become subject to liabilities which exceed policy limits. In such circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect upon its performance, results of operations and economic viability.

ITEM 4

NARRATIVE DESCRIPTION OF THE BUSINESS

The Corporation is engaged in the acquisition, financing, exploration, development and, potentially, operation of diamond mining properties in Quebec, Ontario, the Northwest Territories and Nunavut.

Principal Products

The Corporation’s intended principal products are diamonds.  However, as the Corporation is still in the exploration phase of operations, the Corporation has no products and has only received revenue from the sale of its interest in certain gold and other precious metals exploration properties in Canada and the United States to Agnico-Eagle as set forth in “General Development of the Business of the Corporation — Overview of Business”.  There is no quoted market for diamonds as there is for most other products of mining such as gold and silver, among others. The world rough diamond market contains a small number of key players, including the Diamond Trading Corporation, a subsidiary of diamond producer De Beers, potentially, which controls over 50% of such market.  In the event that the Corporation were in a position to commercially produce diamonds, it would be required to sell them into a market that is influenced by a few major producers, which could affect the price the Corporation is able to obtain for its diamonds.

Competitive Conditions

Many companies and individuals are engaged in the diamond exploration business, including large, established mining companies with substantial capabilities and long earning records. There is a limited supply of desirable diamond lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities.  The Corporation may be at a competitive disadvantage in acquiring diamond properties as it must compete with these individuals and companies, many of which have greater financial resources and a larger technical staff than the Corporation.  Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new diamond properties.

Operations

Employees

As of the date hereof, the Corporation has two employees, Matthew Manson, the President and Chief Executive Officer of the Corporation and Graham Long, the Vice President of Exploration. The Corporation also operates with a base of contracted employees of variable number retained seasonally or on a project basis.

Foreign Operations

The Corporation currently does not own or have an interest in any foreign properties.

ITEM 5
MINERAL PROJECTS

The Corporation’s most significant asset is its 100% interest in 610 unpatented mining claims and patented claims, including 25 unpatented and patented mining claims under option in the Timiskaming region of Ontario, covering a total area of 107,865 hectares and 123 unpatented mining claims in the Ville Marie/Notre Dame-du-Nord region of Quebec, covering 3,954 hectares. These collectively comprise the “Timiskaming Diamond Project”.

The Corporation is also active in three exploration joint ventures located in the Northwest Territories and Nunavut, operated in each case by the Corporation’s joint venture partners. The “RAM (and SHU)” and “IC-LO (and TIM)” projects are joint ventures with Trigon. The Corporation has a 53.23% interest in RAM (and SHU), which is located in the Northwest Territories approximately 140 kilometres northeast of Yellowknife and approximately 60 kilometres southwest of De Beers’ Canada’s Snap Lake diamond deposit. The Corporation has a 49% interest, and an option to earn up to a 60% interest, in IC-LO (and TIM), which is located in the Kugaaruk/Committee Bay area of Nunavut. The “MIP” project is a joint venture with Stornoway. The Corporation has a 50% interest in MIP, which is located in south-central Baffin Island, Nunavut.

Material Mineral Properties

The Timiskaming Diamond Project

Project Description

The Corporation’s 100% wholly owned Timiskaming Diamond Project is located in the eastern Canadian Shield which is the largest expanse of Archean craton in the world.  Of the 23 confirmed kimberlite pipes in the Lake Timiskaming area, eight have been discovered by the Corporation and of these, six are diamondiferous.  Based on the number, weight and size of the diamonds found in samples, the Corporation’s 95-2 kimberlite pipe has exhibited the best results of any kimberlite found in the region to date, and demonstrates the potential for a commercial diamond deposit in the area. In addition, in contrast to diamond projects which are in remote, undeveloped portions of Canada, the Timiskaming Diamond Project is located in an established historical mining area that offers developed infrastructure and support. The Timiskaming Diamond Project is the Corporation’s only material property

Mineral Claims

The Timiskaming Diamond Project is comprised of claims in both the province of Ontario and the province of Quebec as the project straddles the boundary of the two provinces. As of March 1, 2005, the Ontario portion of the project, in proximity to the towns of Timiskaming Shores and Elk Lake, consisted of 594 unpatented mining claims and 16 patented mining claims covering a combined area of 111,819 hectares. Nine unpatented mining claims and the patented claims are subject to option agreements detailed below. On the Quebec side, near the towns of Notre-Dame-du-Nord and Ville Marie, the project consists of 123 unpatented claims covering an area of 3,954 hectares. It is estimated that additional unpatented mining claims staked recently within the Elk Lake area of Ontario, but as of the date of writing not yet appearing as registered with the Ontario Ministry of Northern Development and Mine’s claim registry, will bring the total land position for the Timiskaming Diamond Project to more than 113,000 hectares.

The Ontario portion of the project area spans portions of thirty seven townships, namely Auld, Banks, Barber, Barr, Beauchamp, Bryce, Brigstocke, Cane, Cole, Coleman, Dack, Dane, Davidson, Farr, Haultain, Henwood, Hudson, Kerns, Kimberley, Kittson, Klock, Leo, Lundy, McElroy, Medina, Mickle, Morel, Sharpe, Smyth, Speight, Truax, Tudhope, Van Nostrand, Wallis, Willison, Willet, and Yarrow. Work required over the next two years in order to maintain the Ontario claims in good standing amounts to approximately $2,900,000. There is currently $729,000 in reserve on the core claims and several millions of dollars worth of assessment work covering the various drilling programs conducted on the 95-2, KL01 and KL22 kimberlite pipes, as well as target testing, which have been recently submitted to the government for credit.

The Quebec portion of the project area spans portions of three townships, namely Baby, Guerin and Guiges and requires $155,000 worth of work over the next two years in order to maintain the claims in good standing. A total of $40,500 remains in reserve on the Baby township claim group and a total of $32,000 remains in reserve on the Guerin township group of claims.

Seven of the Corporation’s known kimberlite pipes are located in Ontario and one known kimberlite pipe is located in Quebec.  In addition, numerous high-quality geophysical targets in both provinces bear close magnetic resemblance to the known kimberlite pipes in the Timiskaming region and remain to be tested.

Option Agreements

During 1997, the Corporation entered into an option to acquire a 100% interest in two patented mining claims (half lots 6414SST and 6415SST) on properties covering 26.28 hectares pursuant to option agreements dated November 19, 1997 between the Corporation and two private individuals. The Corporation has satisfied the terms of these option agreements.  These option agreements are subject to a 5% net profits interest royalty and the Corporation retains the right to purchase the royalties for $600,000 each, upon which payment the royalties cease.

In 2005, the Corporation also entered into seven further option agreements to acquire a 100% interest in nine unpatented (1249491, 4205688, 4205689, 4207130, 4207127, 425686, 4205687, 4207122, 4200803) and fourteen patented mining claims (23659 SST N1/2 Lot 2 Con. 4, 23660 SST S1/2 Lot 3 Con. 2, 7756 SST S1/2 Lot 10 Con. 6, 3708 SST N1/2 Lot 10 Con. 6, 23150 SST N1/2 Lot 9 Con. 6, 1195 SST N1/2 Lot 8 Con. 6, 5800 NND N1/2 Lot 5 Con.6, 7428 SST S1/2 Lot 8 Con. 6, 3456 SST N1/2 Lot 9 Con. 1, 5117 SST S1/2 Lot 9 Con.1, 11806 SST S1/2 Lot 8 Con.1, 23854 SST N1/2 Lot 7 Con.1, 9121 SST S1/2 Lot 4 Con. 3 and N1/2 Lot 4 Con. 3)

These seven option agreements provide for staged payments to seven individual optionors of cash and common shares from the Corporation’s capital to a total maximum of $100,000 and 20,000 common shares over three years for any single agreement. Each agreement also provides for escalating bonus payments in the event a kimberlite discovery is made and successively larger scale sampling programs are undertaken, to a total maximum of $205,000 and 20,000 common shares of the Corporation for any single kimberlite discovery. During 2005, 180,000 common shares were issued and $120,000 was paid in relation to these option agreements, including bonus payments associated with the discovery of kimberlite MR8. For any kimberlite taken to commercial production, a further bonus of $250,000 in cash and 200,000 warrants of the Corporation priced at $1.50 is provided for in each agreement, along with production royalties of not more than 2% in the form of Net Sales Royalties (“NSR”). In certain agreements, the Corporation retains the right to re-purchase half of the NSR for $1 million. The option agreements concerning patented mining claims also grant the Corporation the exclusive right to purchase the surface rights for the optioned properties.  The amount payable for the surface rights will be equal to a fair market value estimate obtained from an independent third party plus not more than 75% of the dollar amount of such valuation. There are no plans to purchase the surface rights at present.

In two agreements concerning eight unpatented mining claims and one patented claim covering a total of 700 hectares in the Elk Lake area, the optionors have a further right to re-acquire a maximum 10% project equity interest for payment of $1.0 million prior to the receipt of a feasibility study.

Timiskaming Diamond Project Claim Map — Ontario, South Sheet

5280000 mN
5260000 mN
5240000 mN
KLOCK NORTH PROPERTY
LUNDY PROPERTY
KLOCK PROPERTY
COLE PROPERTY
LEGEND
Contact Diamond Corp. Unpatented Claim
Contact Diamond Corp. Patented Claim
Road
Trail
River
0 2 4 6
kilometres
Contact Diamond Corporation
Timiskaming Diamond Project, Ontario
CLAIM MAP of LUNDY, KLOCK AND COLE PROPERTIES, ONTARIO
MPH CONSULTING LIMITED
International Exploration & Mining Consultants

Timiskaming Diamond Project Claim Map – Ontario, North Sheet

LEGEND
Contact Diamond Corp. Unpatented Claim
Contact Diamond Corp. Patented Claim
Road
Trail
River
0 2 4 6
kilometres
Contact Diamond Corporation
ELK LAKE PROPERTY
ONTARIO
MPH
CONSULTING LIMITED
International Exploration & Mining Consultants
5310000 mN
5300000 mN
5290000 mN
520000 mE
530000 mE
540000 mE
550000 mE
560000 mE
SHILLINGTON
MICKLE
JAMES

Timiskaming Diamond Project Claim Map — Quebec

Set out below is a summary of the Timiskaming Diamond Project area claim information for both Ontario and Quebec:

Timiskaming Active Claims by Township (as of March 1st 2006)

		# of Patented Claims
		subject to Option
Township	# of Unpatented Claims	Agremeents	Approximate Area (ha)
Auld	23		928
Banks	5		1,280
Barber	12		2,384
Barr	5		1,152
Beauchamp	19		2,528
Bryce	5		640
Brigstock	12		2,720
Cane	4		672
Cole	35		8,144
Coleman	1		32
Dack	3		288
Dane	4		272
Davidson	32		6,128
Farr	27		4,880
Haultain	25		4,368
Henwood	10		1,120
Hudson	7	10	1,107
Kerns		4	261
Kimberley	39		8,288
Kittson	2		384
Klock	33		7,264
Leo	2		416
Lundy	32	2	6,800
McElroy	1		16
Medina	5		1,280
Mickle	1		96
Morel	44		8,608
Sharpe	2		96
Smyth	50		5,520
Speight	37		9,360
Tudhope	20		2,448
Truax	8		865
Van Nostrand	24		6,128
Wallis	1		256
Willison	27		4,768
Willet	2		512
Yarrow	35		5,856
Ontario Totals	594	16	107,865
Baby, Québec	28		1,318
Guérin, Québec	19		968
Guiges, Québec	76		1,668
Québec Totals	123		3,954
Grand Total	717	16	111,819

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Timiskaming Diamond Project lies in a readily accessible area of the Lake Timiskaming region approximately 550 kilometres north of Toronto, Ontario along Trans-Canada Highway 11.  The Lake Timiskaming region supports an active agricultural population.  As a result, a well established and maintained network of paved and gravel roads provide access to most portions of the Timiskaming Diamond Project.  Daily scheduled flights to Toronto, Ontario and elsewhere are available from the towns of Timmins, Earlton and North Bay, Ontario.  The Timiskaming Diamond Project area is bracketed by the major mining centres of Timmins, Kirkland Lake and Rouyn-Noranda/Val-D’Or to the north, Sudbury to the southwest and the agricultural/tourism centre of North Bay to the south, with the Tri-Towns (New Liskeard, Haileybury, Cobalt) in the geographic centre of the Timiskaming Diamond Project.  These centres, as well as the towns of Ville Marie and Notre-Dame-Du-Nord in Quebec, offer excellent support for exploration programs and a trained workforce for future mining operations.  In addition, train and bus transportation from these towns and New Liskeard, Ontario (now amalgamated with Dymond and Haileybury to form the municipality of Timiskaming Shores) is available.

Railheads capable of loading and unloading materials and major truck-shipping depots are located within the boundaries of the Timiskaming Diamond Project in Timiskaming Shores and several other surrounding towns. Major power-lines and gas lines follow the highway corridors, such that all manner of infrastructure to the Timiskaming Diamond Project is available in both provinces.  To expedite more efficient drilling operations, the Corporation has recently established a large field office in Timiskaming Shores to support all field exploration and temporary drilling camps located on the Corporation’s outlying claim blocks.

The terrain throughout the Timiskaming Diamond Project area has been extensively sculpted by glaciation, with much of the elongate valleys/lakes a function of glacial scouring along pre-existing faults or geological features.  The most prominent trends are southeasterly, parallel to the trend of Lake Timiskaming and the Montreal River, which are controlled by the underlying LTSZ.  In general, all areas not underlain by Nipissing Diabase sills or the Lorrain Quartzite, both resistive rock types, are flat and extensively in-filled with glacial and lacustrine deposits, whereas the resistive rocks form plateaus with only a veneer of glacial till.  The northwest-trending fault set has formed numerous scarps.

Elevations range from a low of approximately 300m above sea level along Lake Timiskaming to local mountains as high as ~690m near Smoothwater Lake to the northwest of the Timiskaming Diamond Project area.  In general, the land rises as one proceeds north and west and the Continental Divide is just to the north of the Timiskaming Diamond Project area, such that all drainages are southerly.  Mean January temperatures for Sudbury/North Bay are -13 degrees celsius, versus -17.2 degrees celsius for Timmins, based on Environment Canada’s archives.  For July, the mean temperatures are 19 degrees celsius for Sudbury / North Bay and 17.3 degrees celsius for Timmins.  Timmins receives on average 3.51m of snow during the winter months of October to April, whereas Sudbury and North Bay receive 2.66m and 2.68m of snow, respectively.  Annual rainfall averages 580.6mm for Timmins, 735.8mm for North Bay and 635.8mm for Sudbury.  Climate will not cause serious impediments to mining operations.  However, the period between October and November and April and early May, can be awkward for exploration work.

Geological Setting

General Tectonic Position

The Timiskaming Diamond Project area lies within a stable crustal regime represented by the Superior Province of Archean basement rocks, the largest expanse of Archean craton in the world.  The area covers the Timiskaming portion of the LTSZ, a deep-seated northwest trending structure that hosts not only the Timiskaming kimberlite cluster, but also the Attawapiskat, Kyle Lake and Kirkland Lake kimberlite clusters.  These constitute the majority of the true, currently known, kimberlites in Eastern Canada, although recently, significantly diamondiferous lamprophyric/basaltic rocks have been reported at Wawa in Ontario and Torngat in Quebec.

On a primary tectonic basis, the Eastern Canadian Shield has long been known as prospective for diamonds, being generally thought of as a number of Archean “protocontinents” or archons, welded together by Early Proterozoic (i.e. Paleoproterozoic 1800-2500 million years ago) and Mesoproterozoic (i.e. 1000-1800 million years ago) “orogens” or protons (Hoffman, 1988, Janse, 1993 and 1998).  Studies of seismic data show that the entire area is underlain by a deep mantle root necessary for formation of diamonds in the lithosphere, i.e. 140-235km, with the James Bay Lowlands thought to represent the deepest keel structure (Grand, 1987).

In terms of fundamental prospectivity, archons are host to every economic kimberlite deposit and virtually all diamondiferous kimberlites, while lamproitic deposits including the very rich Argyle Diamond Mine have been found in the surrounding Protons or Proterozoic mobile belts.  This is because the source rocks for diamonds, the peridotites and eclogites, are at the proper temperature and pressure regimes in this crustal setting, to convert carbon to diamond.  Essentially, below the thick crust represented by shield areas at a depth of ~70km, lies the solid or lithospheric mantle, below which at a depth of ~200km, is the molten or asthenospheric mantle, with the diamond stability field existing in both mantle regimes from about 140 to 230km.

The lithospheric mantle stratigraphy can be thought of as consisting of spinel lherzolite underlain by garnet lherzolite, both peridotites, with the transition represented by the graphite/diamond stability field boundary.  Garnet lherzolite is the source of G-9 garnets and also of diamond.  Beneath is the lithosphere-asthenosphere boundary, which is the position of the garnet and chromite harzburgite peridotites (the source of G-10 garnets and diamond stability field chromites) and is also thought to be the location of large slabs or lenses of eclogite.

The kimberlite magma, particularly Group 1 kimberlites, is thought to ascend from at least 300km, passing through any combination of the above diamond-bearing rocks.  Group II kimberlites and lamproites, are thought to have ascended from shallower depths nearer to the margins of the shield areas, where the thickness of diamond-bearing peridotite is lesser, but where eclogite abundance is greater (Mitchell, 1993). Related alkaline rocks such as alnoites and the lamprophyre clan (melnoites etc.) are believed to have their source areas above the diamond stability field in the spinel lherzolite lithosphere, although the significantly diamondiferous Wawa rocks are disputing that theory.

The Diamond Potential of the Eastern Canadian Shield

For several decades, the Eastern Canadian Shield has been targeted for diamonds by major mining companies including De Beers, Falconbridge and BP-Selco.  These projects, which effectively covered the Archean Superior Province and adjacent domains of reworked supracrustal or overlapping crust (i.e. the Penokean and Grenville Orogens) were based on the fundamental premise of diamond exploration, namely that deposits are found only within areas of very old stable, thick continental crust.

The ultimate technical validity of these undertakings has been proven in recent years by the discoveries of numerous kimberlites near Kirkland Lake in 1983 to 1984, New Liskeard-Ville Marie in 1984 and between 1993 and 1997, the Le Tac area of Northwestern Quebec in 1996 and in the Ontario James Bay Lowlands on the Attawapiskat River in 1988 with more discoveries between 1994 and 1995.  As well, significantly diamondiferous kimberlitic rocks have been discovered in the Otish Mountains in Quebec.

Currently, the Victor kimberlite of De Beers at Attawapiskat in the James Bay Lowlands is subject to a formal feasibility study having had a large bulk sample extracted from surface, as well as detailed large-bore drilling the past two winters (Fowler et al., 2002).  Several other kimberlites in the cluster have also been subjected to higher level evaluations in order to gauge their applicability for inclusion in the feasibility study.  All of the areas mentioned above appear to offer some economic prospects, with Victor slated to be Eastern Canada’s first diamond mine.  The Eastern Canadian Shield in general and Ontario in particular, were largely overshadowed during the 1990’s by the Northwest Territories and Alberta diamond plays in Canada and appear to be coming into prominence as several projects show potential viability at their present stage of evaluation.

Recent studies by Schulze (2000) and Griffin et al. (2004) suggest that a garnet consuming metasomatic event is down-rating the Attawapiskat and Timiskaming clusters on the basis of G-10 garnets, with no discernable effect on diamond preservation. Both are indicated to have extensively sampled the diamond stability field. In particular, a cool geotherm is indicated to be present at Timiskaming (like Attawapiskat), as is a thick diamond window, which serves to emphasize the fundamental prospectivity of the area.

The Timiskaming Diamond Project area is underlain by primary archon, in a setting that is relatively near to the proton represented by the interior of the Grenville Province some 250km to the south. Structurally, the emplacement of the Timiskaming, Kirkland Lake and Attawapiskat kimberlite clusters and of related alkaline intrusive rocks, appears to have been controlled by a “broad, ill-defined northwest trending zone (320-330o)” (Sage, 1999) extending from kimberlite dykes near Belleville and in Upstate New York, through New Liskeard, Kirkland Lake, Coral Rapids, Attawapiskat and beyond.  The LTSZ is the most obvious feature along this trend and has been interpreted to be an ancient long-lived rift feature that has been periodically reactivated. Within individual areas, kimberlite and related rocks appear to have been emplaced in relation to the intersection of northeasterly or easterly trending structural features with the dominant trend, with these being faults, lineaments or lithologic contacts.

The density of such structures in the Timiskaming Diamond Project area is very high and all known faults that are either well documented or that are apparent in the magnetic database, are included in the compilation maps. Major intersecting structures with the LTSZ which appear to be related to other intrusive clusters include the Kapuskasing Structural Zone through Wawa and Coral Rapids and the Transcontinental Arch which passes to the north of Attawapiskat.

Project Geology

Bedrock geology in the Timiskaming Diamond Project area (see figure below) includes three main units including oldest Archean-aged volcanics, granitics and metaconglomerate/metasediments in the southwestern and eastern (Quebec) project areas, Paleoproterozoic (~2450-2200Ma) Huronian Supergroup rocks consisting of tillites, sediments and later intrusive Nipissing Diabase (~2200Ma) dykes and sills through the western Timiskaming Diamond Project area, and an outlier of Ordovician calcareous sediments through the central portion of the Timiskaming Diamond Project area.  All of the above basement rocks are cut by later Keweenawan (ie. ~1100Ga) Sudbury diabase and possibly lamprophyric dykes/diatremes.  These intrusions follow preferential orientations along the main NW trend, in sympathy with, or occupying, the major fault zones of the Lake Timiskaming Structural Zone.

The kimberlites in the area that have been dated and are in the public domain, which now includes most, have found that the oldest are the Bucke, Gravel, Seed and Peddie pipes dated at ~153Ma, followed by the OPAP, Guigues and McLean pipes at ~140Ma, with the Glinkers pipe dated at ~134Ma (Heaman et al., 2000).  This time span is quite extensive and includes a magnetic reversal, as some show positive and some negative magnetic signatures.  The Geological Survey of Canada has age-dated kimberlite 95-2 recently, arriving at 155.3(+/-2.3) Ma from perovskite U-Pb analysis, which puts this kimberlite in the oldest intrusive event.

Bedrock Geology

Bedrock Geology, Timiskaming Diamond Project

All of the above rocks are variously mantled by glacial and lacustrine deposits.  In general the area was covered by the Laurentide Ice Sheet that deposited a sandy/silty till during the main southwestward advances, thence southward and then southeastward minor advances during the de-glaciation period (see figure for Quarternary Geology).  The majority of the eastern and northern portions of the Timiskaming Diamond Project area was submerged beneath glacial Lake Barlow between 9,500 and 8,000 years ago which deposited thick sequences of fine-grained lacustrine sediments that reach up to 60m thick.

Very workable till cover is present through the majority of the western portion of the Timikaming Diamond Project (ie. Lundy Township, etc.), the Klock Property, the Cole Property and the Baby Property in Quebec. Elsewhere, overburden includes lacustrine sequences that mask bedrock.

Quaternary Geology

The Corporation continues to prioritize true kimberlitic diamond deposits above lamprophyric deposits at this time, given their success to date and obvious location within a known diamondiferous kimberlite field. Exploration is designed to discover all mantle-tapping intrusives within the Timiskaming Diamond Project area.

History

On a primary tectonic basis, the Superior Province or Eastern Canadian Shield, including the Timiskaming Area, has long been known as fundamentally prospective for the occurrence of diamondiferous kimberlites. The following narrative gives a brief outline of the history of the Timiskaming Diamond Project from discovery of kimberlites in the area by De Beers, Falconbridge and others in the early 1980s through to the present day.

As a note to the narrative description of the Corporation’s exploration activities, work carried out prior to the change in the Corporation’s name is referred to as Sudbury Contact (“SUD”) work, and work conducted subsequent to the name change is referred to normally as work conducted by Contact Diamond Corporation (“Contact Diamond” or the “Corporation”).

Monopros Limited (De Beers Exploration Canada Ltd.) (“Monopros”)

All of the Timiskaming Diamond Project area and all of the Eastern Canadian Shield were explored by De Beers (Monopros Limited) between 1965 to 1985.  This work narrowed down the area of likely discoveries to Kirkland Lake and Timiskaming by the early 1980’s.  The first major field office was established in New Liskeard in 1981. The work was ultimately successful in discovering a cluster of ten kimberlites near Kirkland Lake, one near Haileybury (the Bucke Pipe) and another pipe across Lake Timiskaming in Guigues Township (the Guigues Pipe).

The Monopros discoveries represented the culmination of integrated exploration programs comprising glacial and stream sediment sampling, gravel pit prospecting, airborne geophysics, ground geophysics and staking, and reverse circulation drilling.  Monopros was encouraged by their work in the area in a general sense even though none of their discoveries proved to be of economic interest.  Monopros carried out comprehensive work on both the Bucke and Guigues Pipes, that today would be categorized as delineation work and mini-bulk sampling.

A major concern with the Timiskaming Area at that time was the then-existing Bear Island Native Land Caution (the “Caution”) that extended westward and southward from Lundy-Hudson Townships to North Bay.  This moratorium on staking and exploration likely down-graded the area in most companies’ eyes and was only removed in the mid-1990’s.  Monopros made the decision to move out of eastern Ontario when the Kirkland Lake kimberlites and the two they had discovered near New Liskeard were proven to be uneconomic and when the land claims situation showed no prospect of near-term resolution.  Monopros had spent 20 years establishing a regional database covering all of the prospective shield terrain of North America and Greenland and therefore had numerous other anomalous regions to follow-up on, including Attawapiskat and Fort a la Corne.

Falconbridge Limited (“Falconbridge”)

Commencing in 1979, Falconbridge embarked on a large-scale regional program over the Eastern Canadian Shield, based on the fundamental principle of kimberlite prospecting, namely the collection of kimberlitic indicator minerals (KIMs) as these are far more abundant than diamond.  In Canada and nearly everywhere in the world where prospecting takes place, exploration programs seek to locate kimberlites of interest utilizing KIM’s which have been widely dispersed by secondary processes, either glacial, fluvial or alluvial.

Monopros had made the Kirkland Lake and Haileybury discoveries by 1984, prompting Falconbridge to focus their efforts away from Kirkland Lake, which was the major focus of De Beers.  The area to the south of Earlton, extending all the way to North Bay and Sudbury, became the major focus of Falconbridge’s work from that point on.  By 1986, Falconbridge’s focus had been drawn exclusively to the Bucke Township area within the Timiskaming area and to the Temagami-Marten River further to the south.

There existed at that time (which was only finally fully removed in 1996) a large area that was withdrawn from staking and development, comprising the entire Lady Evelyn watershed, the traditional fishing, hunting and traveling routes of the Bear Island Ojibway Band, located on Lake Temagami.  Land claims were subject to legal review with governments during the 1980’s and 1990’s, which prevented mining companies from advancing work beyond the reconnaissance level. Diamond prospecting, because of its non-disruptive nature of sampling, was easily carried out without staking and both Monopros and Falconbridge were very active within the Caution.

Falconbridge continued to outline their target areas with follow-up sampling programs and by 1986 came to the conclusion that virtually all were within the Caution.  Stymied as they were by the Caution, the bulk of Falconbridge’s expenditures were made in Bucke Township, resulting in the discovery of a new kimberlite to the east of the Monopros kimberlite, designated as the Gravel Pipe.  This pipe was found to be essentially barren of diamonds based on limited microdiamond work, but appeared to have some economic prospects based on KIM chemistry.  The complex land position in an agricultural area appears to have also hindered further work in the area.

The Corporation (to November 2004)

The Corporation embarked on a diamond exploration program specific to the LTSZ between Kirkland Lake and North Bay between 1991 and 1992.  The Corporation had been actively looking for gold in Kirkland Lake, in areas where kimberlites had been discovered.  The Timiskaming Diamond Project properties were identified by the Corporation through a regional diamond exploration program between 1991 and 1997. This exploration program was commissioned based on the discovery by De Beers of diamond bearing kimberlites in the region in 1983 and 1984. The exploration program consisted of reconnaissance till sampling between the areas of Kirkland Lake and Cobalt in eastern Ontario and the Notre-Dame-du-Nord area of western Quebec. The work led to airborne and ground magnetic surveys over specific target areas and, ultimately, drill testing of the most favourable anomalies using both reverse circulation and diamond drilling. During the regional exploration program, the Corporation staked claims mostly on Crown lands and, other than the two potential claims optioned from two individuals, the

Corporation did not purchase any of the claims from private third parties. The Corporation is not aware of any previous owners of such claims.

Initial gold/diamond exploration in the Larder Lake area by the Corporation resulted in the discovery of two new additions to the Kirkland Lake kimberlite field, termed the Diamond Lake kimberlites #1 and #2.  The discoveries were found to be of little economic interest and the Corporation embarked on regional exploration southward in 1993.  The subsequent SUD regional work consisted of surface and drill-derived till sampling at two kilometre intervals along east-west fences every 10 kilometres, from which the kimberlitic indicator minerals were picked from concentrates.  By 1995, the Corporation’s efforts focused on the current Timiskaming Diamond Project area as exhibiting the highest concentrations and best chemical signatures, of kimberlitic indicator minerals.

Regional airborne magnetic +/- electromagnetic surveying at 200m line-spacing followed over the prospective portions of both Ontario and Quebec along with land acquisition.  Subsequent follow-up work included either helicopter or ground magnetic +/- electromagnetic surveying at 100m line-spacing, further till sampling and finally either RC or core drilling of the targets.  The Corporation identified 150 targets, drilled approximately 45 of them and discovered its initial four kimberlites: 95-1, 95-2, 96-1 and MR6.

Between 1997 and 2001, the diamond exploration activities of the Corporation were suspended while the Corporation focused on gold exploration in the Kirkland Lake area. In 2001, the Corporation entered briefly into a joint venture with Hucamp Mines Ltd., and compilations of the historical work began in 2001. Following the termination of the Hucamp relationship, the Corporation re-activated the Timiskaming Diamond Project, with a view to the re-assessment of the existing kimberlite pipes and an exploration program to discover more. A large modern database for the Timiskaming Diamond Project had been accumulated by the Corporation between 1991 and 1997, which included kimberlite indicator mineral recovery data from 500 till samples, 78 esker samples, till samples from 249 reverse circulation (RC) drill holes, coring of three kimberlites totalling 1,526.8m, as well as 4,798 line kilometres of 200m airborne geophysics (magnetics and Dighem electromagnetics) and 1,673 line km of helicopter-borne detailed 50m airborne magnetics/electromagnetics.  During 2002, these data were augmented by reanalysis of core from three SUD pipes for diamond content, petrographical and indicator mineral interpretations of the pipes, re-assembling, collating and cataloguing of all heavy mineral concentrates (as well as RC bedrock samples from past programs), re-levelling and compilation of existing airborne geophysical data for the prioritization of geophysical targets and geophysical target areas, the staking of 12,000ha of new claims in Ontario and 2,000ha of new claims in Quebec, and the acquisition of high-resolution, detailed 75m line-spaced aeromagnetic data over a large portion of the new claim package.

The results of all of the new geological work helped focus the Corporation’s initial large field program that commenced in January 2003, which was specifically designed to carry out delineation drilling on kimberlite 95-2 (which had exhibited the best results of any Timiskaming Diamond Project kimberlite), to carry out assessment drilling on kimberlites 96-1 and MR-6 (both of which had received only one short drill hole test and which had returned some encouraging results from either microdiamonds, petrography or KIMs) and to test approximately one dozen new targets.

Between 2002 and 2003, sixteen delineation core holes totalling 3,463m were drilled by the Corporation at 95-2, and the subsequent microdiamond sampling on the kimberlite was extensive, with approximately six tonnes analysed cumulatively for all sampling up to 2003.

Kimberlite 95-2 was delineated as being in excess of 5ha at subcrop under 45-50m of overburden and is an oblong, steeply dipping pipe. The internal architecture of the pipe was shown to be relatively complex, with five main lithologic units delineated as follows:

Kimberlite 95-2 Cumulative Microdiamond Results

	Sample	#	Micro	1-D	2-D	+1mm	Total
Facies	Weight	Diamonds	Diamonds	Macrodiamonds	Macrodiamonds	Diamonds	Carats
East Dilute TKB	677.19kg.	23	14	9	3	1	0.00390
East WTKB	1,120.59kg.	180	128	52	26	12	0.21624
East TKB & TZ	3,447.02kg.	424	338	86	49	19	0.35554
West K5 HK	168.89kg.	12	10	2	1	0	0.00180
West WTKB	232.53kg.	12	10	2	2	1	0.00519
West TKB	691.24kg.	40	33	7	4	2	0.01301
Total	6,337.46kg.	691	533	158	85	35	0.59554

Cumulative Results Per Sieve Size Classes — Kimberlite 95-2 East Facies

East TKB + Transition Zone Facies			East Weathered TKB Facies			Dilute TKB Facies
Sieve Class		Weight of	Sieve Class		Weight of	Sieve Class		Weight of
(mm sq.	Diamonds	Diamonds	(mm sq.	Diamonds	Diamonds	(mm sq.	Diamonds	Diamonds
mesh)	(#)	(carats)	mesh)	(#)	(carats)	mesh)	(#)	(carats)
1.70 to 2.36	1	0.13900	1.70 to 2.36	0	0	1.70 to 2.36	0	0
1.18 to 1.70	1	0.01444	1.18 to 1.70	5	0.15041	1.18 to 1.70	0	0
0.85 to 1.18	7	0.07969	0.85 to 1.18	0	0	0.85 to 1.18	0	0
0.600 to 0.850	8	0.02772	0.600 to 0.850	7	0.02825	0.600 to 0.850	0	0
0.425 to 0.600	26	0.03945	0.425 to 0.600	12	0.01612	0.425 to 0.600	1	0.00073
0.300 to 0.425	54	0.02846	0.300 to 0.425	23	0.01225	0.300 to 0.425	1	0.00104
0.212 to 0.300	94	0.01666	0.212 to 0.300	29	0.00527	0.212 to 0.300	10	0.00170
0.150 to 0.212	102	0.00575	0.150 to 0.212	45	0.00254	0.150 to 0.212	6	0.00031
0.105 to 0.150	140	0.00437	0.105 to 0.150	59	0.00140	0.105 to 0.150	5	0.00011
Totals	424	0.35554	Totals	180	0.21624	Totals	23	0.00390
Total Processed	3,447.02 kilograms		Total Processed	1,120.59 kilograms		Total Processed	677.19 kilograms

Cumulative Results Per Sieve Size Classes — Kimberlite 95-2 West Facies

West TKB Facies			West Weathered TKB Facies			K5 HKB Facies
Sieve Class (mm sq. mesh)	Diamonds (#)	Weight of Diamonds (carats)	Sieve Class (mm sq. mesh)	Diamonds (#)	Weight of Diamonds (carats)	Sieve Class (mm sq. mesh)	Diamonds (#)	Weight of Diamonds (carats)
1.70 to 2.36	0	0	1.70 to 2.36	0	0	1.70 to 2.36	0	0
1.18 to 1.70	0	0	1.18 to 1.70	0	0	1.18 to 1.70	0	0
0.85 to 1.18	0	0	0.85 to 1.18	0	0	0.85 to 1.18	0	0
0.600 to 0.850	2	0.006295	0.600 to 0.850	1	0.003625	0.600 to 0.850	0	0
0.425 to 0.600	2	0.003010	0.425 to 0.600	0	0	0.425 to 0.600	1	0.000985
0.300 to 0.425	3	0.001725	0.300 to 0.425	1	0.000778	0.300 to 0.425	1	0.000290
0.212 to 0.300	5	0.001155	0.212 to 0.300	2	0.000450	0.212 to 0.300	1	0.000205
0.150 to 0.212	10	0.000580	0.150 to 0.212	3	0.000200	0.150 to 0.212	3	0.000160
0.105 to 0.150	9	0.000245	0.105 to 0.150	5	0.000135	0.105 to 0.150	6	0.000155
Totals	40	0.013010	Totals	12	0.005188	Totals	12	0.001795
Total	691.24		Total	232.53		Total	168.89
Processed	kilograms		Processed	kilograms		Processed	kilograms

The above microdiamond results were felt to be indicative of a sufficiently coarse size frequency distribution to justify a mini-bulk sample program to recover macrodiamonds from kimberlite 95-2, which through delineation, had shown sufficient size potential to represent a significant diamond deposit.  A program was mounted in the fall of 2003, which saw samples extracted through reverse flood large diameter drilling (LDD) methods and processed through dense media separation (DMS) equipment at SGS Lakefield Research Ltd. with recovery of diamonds by X-ray and grease table methods.  An audit of diamond concentrate residues was performed by De Beers Canada. Results were announced by the Corporation in a press release dated May 28, 2004. Overall, 652 dry tonnes of kimberlite were recovered from six LDD holes and returned a diamond parcel of 66.15 carats for an overall recovered grade of approximately 10 cpht. Substantial variations in grade were observed throughout the pipe, however, with higher grades with the volumetrically Eastern TKB unit. Complete results by facies were as follows:

Eastern Kimberlite 95-2 Mini-Bulk Sample Results

Facies	Sample Weight (tonnes)	# Diamonds	Stones per Tonne	Total Recovered Carats	Recovered Grade (cpht)*
Dilute TKB	40.276 t	31	0.77	1.438 carats	3.57
Eastern Weathered TKB	72.749 t	256	3.52	11.865 carats	16.31
Eastern TKB	307.757 t	829	2.69	41.123 carats	13.36

Western Kimberlite 95-2 Mini-bulk Sample Results

Facies	Sample Weight (tonnes)	# Diamonds	Stones per Tonne	Total Recovered Carats	Recovered Grade (cpht)*
Western Weathered TKB	37.750 t	45	1.19	1.604 carats	4.25
Western TKB	164.798 t	216	1.31	9.053 carats	5.49
K5 HK	28.793 t	29	1.01	1.071 carats	3.72

*The recovered grades represent diamond weight recovered from a dry tonnage of kimberlite processed through the DMS. No account is made here for the weight of fine material washed off at the drill and the original moisture content of the kimberlite, nor for the recovery of larger diamonds which may be inferred from a diamond size distribution model.

A valuation of a representative sub-sample of the diamond parcel by WWW in the fall of 2004 indicated an observed diamond price of $38/carat. In any diamond population, the larger diamonds that contain the majority of the value of a diamond mine are very rare, and these are seldom observed with small exploration sized samples. To approach the average value of a population of diamonds that could be expected should it be mined commercially, a diamond valuation on representative smaller diamonds can be extrapolated into the larger sizes and a range of “modeled” average diamond prices obtained. In the WWW study on 95-2, these were between $55 and $98/carat with a mean of $66/carat. A subsequent valuation by Aber Diamond Corporation in the spring of 2005 indicated an observed price of $48.50/carat on the same diamond parcel valued by WWW. These value data imply that an eventual mineable price exceeding $100/carat is feasible at current market pricing. Diamond quality is excellent, with white colours dominating and a very low proportion of bottom-end rejections or boart. Extensive diamond breakage incurred during the reverse-flood sampling process was not reflected in either of the grade or value determinations.

Kimberlite SC-118 was discovered in the summer of 2003 and, although small at ~0.5ha, represented a new intrusive in Quebec, with numerous surrounding similar magnetic features.  The discovery vertical hole intersected aphanitic to sparsely macrocrystic hypabyssal kimberlite that showed modest economic potential on the basis of kimberlitic indicator mineral chemistry and initial microdiamond counts.  Subsequently, two cross-sectioning inclined holes were drilled during the summer of 2004 to better sample the intrusive.

Kimberlites KL01 and KL22 were discovered in the spring of 2004 following the acquisition of the Klock property west of the Montreal River. The Klock property was acquired on the basis of historical KIM anomalies in stream sediment samples. A 1,170 line kilometre aeromagnetic survey was undertaken, complemented by till sampling. Several KIM till anomalies were observed and 84 geophysical targets identified, 22 being “A” priority. A short drill program on three of the highest priority targets quickly led to the discovery of two pipes KL01 and KL22. The Klock property was subsequently expanded to the north with new staking and an additional 3,627 line kilometres of aeromagnetic data acquired, and the Cole property located to the south was also acquired with another 1,709 line kilometres of aeromagnetic data.

The discovery of kimberlites KL-01 and KL-22 was a significant milestone for the Corporation, as it represented the first truly new discovery area within the overall Timiskaming Kimberlite Cluster, lying some 20km west of kimberlite 95-2 and to the west of the Montreal River fault.  The KL01 and KL22 discovery holes were both significantly diamondiferous and the microdiamond results received, as reported in press releases of the Corporation on May 18, 2004 and July 14, 2004, were as follows:

Kimberlite KL-01 Discovery Hole Results

Facies	Sample Weight	# Diamonds	Micro Diamonds	1-D Macrodiamonds	2-D Macrodiamonds	+1mm Diamonds	Total Carats
Upper HK	32.15kg.	14	13	1	0	0	0.00301
Lower TKB	55.80kg.	13	12	1	0	0	0.00429
Total	87.95kg.	27	25	2	0	0	0.00730

Kimberlite KL-22 Discovery Hole Results

Facies	Sample Weight	# Diamonds	Micro Diamonds	1-D Macrodiamonds	2-D Macrodiamonds	+1mm Diamonds	Total Carats
K1 HMK	84.94kg.	19	12	7	1	0	0.00869

On the basis of these encouraging micro-diamond results, the Corporation elected to conduct a 15-20 hole delineation program on both KL01 and KL22, which was announced in a press release on November 16, 2004. The results of this program are discussed below.

Others

During the period between 1989 and 1996, the Timiskaming area was explored by two groups in particular, KWG Resources (“KWG”) and Consolidated Pine Channel Resources (“Consolidated Pine Channel”).  KWG reexamined the Bucke and Guigues discoveries of De Beers and discovered kimberlite pipes NDN#1 and NDN#2 near Notre-Dame-du-Nord in Quebec.  Consolidated Pine Channel discovered the Glinkers, McLean, Peddie and Seed Pipes in Ontario.  None of these pipes were deemed to be of economic interest based on the various sampling campaigns conducted by these groups.

De Beers Exploration looked at the Opap, Seed, Peddie, McLean and Glinkers Pipes on behalf of Consolidated Pine Channel and concluded that all were monticellite Group 1 kimberlites of hypabyssal facies with the exception of Opap, which is a tuffisitic kimberlite breccia (TKB) of diatreme facies.  Apparently 200kg. of each kimberlite was processed for microdiamonds with none recovered, although this is only inferred, rather than explicitly reported, from Consolidated Pine Channel press releases in 1995 to 1996.

Since 2003, various Canadian junior mining companies have been active in the area, with exploration activity increasing following the publication of the results of the Corporation’s mini-bulk sampling program on 95-2. Tres-Or Resources (“Tres-Or”)have been active in the Notre-Dame-du-Nord area as well as Temagami and a property referred to as “Temagami North”, located northeast of the town of Elk Lake. In May 2004, Tres-Or reported the discovery of two kimberlitic dyke-like bodies, one near the Guigues pipe and one near the Corporation’s kimberlite SC-118 in Guerin Township. In May 2005, Tres-Or, in joint venture with Arctic Star Resources Inc., reported the discovery of the Lapointe 1 kimberlite, which is reported to be 24 hectares in surface area and the largest diamondiferous kimberlite discovered in Ontario. Initial diamond results were encouraging, with a 0.07 carat diamond recovered from the discovery hole. Subsequent diamond counts from delineation drilling have been less successful, although a zone with very encouraging diamond counts has been observed below 250m depth. Temex Resources (“Temex”) and JML Resources also have carried out exploration in the Temagami area, south of the Corporation’s claims. In December, 2005, Temex announced a joint venture with Teck-Cominco by which Teck-Cominco could earn an up to 65%  interest in the Temex claims. No discoveries have been announced as yet from exploration near Temagami.

The Timiskaming Kimberlite Field

The Timiskaming kimberlite field, which currently numbers 23 kimberlite bodies (of which at least two are better classified as dykes and one appears to be a small satellite intrusive of the Seed pipe, designated the “Triple B” pipe) has received descriptive studies by the Ontario Geological Survey, at least somewhat consistent with the work that the world’s top diamond companies routinely carry out on their prospects. Non-De Beers work carried out, especially by junior companies in the early-mid 1990’s, would likely not be regarded as comprehensive by today’s standards as the era marked the beginning of the diamond exploration and evaluation learning curve for junior mining companies in Canada.  De Beers reportedly evaluated the Consolidated Pine Channel discoveries with their comprehensive initial tools, namely petrographic studies, indicator mineral analysis and microdiamond samples, although the results have not been reported in their entirety.

In general, the Timiskaming kimberlites are described as being of hypabyssal or diatreme facies and monticellite Group 1 type minerallogically (Burgers et al, 1998), and are represented by a single, roughly circular to oval-shaped geophysical anomaly and range in size from ~100m (~0.75ha) to 300m (~6ha) in diameter.  A notable exception is kimberlite NDN#1 which consists of three lobes that together total some 10 hectares, and the Lapointe 1 pipe, which at least 23 hectares is reported as the largest diamondiferous kimberlite in Ontario.  The Corporation’s 95-2 pipe is estimated to have a surface area of 5.5 hectares. Ilmenite appears to be very rare in the Opap and McLean pipes, implying perhaps that they are closer to Group II in composition.  The Corporation has identified crater facies rocks in three localities, kimberlite MR-6, KL-01 and KL-22, implying vastly differing implacement models and exposure levels.

Timiskaming Kimberlite Field (Public Domain Information)

Kimberlite	Discoverer (Year)	Magnetic Signature	Age (Ma)	Dominant Facies Present
MR8	Contact (2005)	-ve	?	Diatreme
Lapointe 1	Tres-Or Resources/Arctic Star (2005)	+ve	?	Diatreme?
KL22	Contact (2004)	+ve	?	Diatreme
KL01	Contact (2004)	+ve	?	Diatreme
ND-63 Dykes	Tres-Or Resources (2004)	+ve	?	Hypabyssal
ND-88	Tres-Or Resources (2004)	+ve	?	Diatreme
SC118	SUD (Contact, 2003)	+ve	?	Hypabyssal
Triple B	Geological Survey of Canada (2001)	-ve	?	Hypabyssal
MR-6	SUD (Contact, 1997)	+ve	?	Hypabyssal
96-1	SUD (Contact, 1996)	-ve	?	Hypabyssal
95-2	SUD (Contact) (1995)	+ve	~155	Diatreme
95-1	SUD (Contact, 1995)	-ve	?	Hypabyssal
Seed	Cons. Pine Channel (1995)	-ve	~153	Hypabyssal?
McLean	Cons. Pine Channel	-ve	~141.9	Hypabyssal?
Glinker	Cons. Pine Channel	-ve	133.9	Hypabyssal?
Peddie	Cons. Pine Channel	+ve	~153	Hypabyssal?
NDN#1	KWG (1994)	-ve	?	Hypabyssal
NDN#2	KWG (1994)	-ve	?	Hypabyssal
Opap	Ewanchuk (1994)	-ve	~140	Diatreme
Gravel	Falconbridge (1987)	+ve	?	Diatreme?
Bucke	De Beers (1983)	+ve	155.4	Diatreme
Guigues	De Beers (1983)	+ve	~142.3	Hypabyssal?
Laverlochere	Aurora Platinum/Superior Diamonds	-ve?	?	?

Exploration

Overall Exploration Philosophy, Methodology and Property Nomenclature

The Timiskaming Diamond Project comprises several project areas given individual names and comprising blocks of contiguous claims. The initial properties in Lundy township, upon which were discovered the Corporation’s four initial kimberlite pipes, were called the “Core” or “Timiskaming West” claims. These have now been amalgamated into one project area called “Lundy”. When initial staking in the Klock township area in 2004 led to the discovery of the two kimberlite pipes KL01 and KL22, new claims attached to the north of Klock were quickly acquired and called the “Klock North” property. These have now been amalgamated in the Corporation’s nomenclature with the original Klock claims as one single “Klock Property”. The Timiskaming Diamond Project, therefore, currently comprises seven separate project areas, with four in Ontario and three in Quebec. These discrete project areas are detailed below.

Current Timiskaming Diamond Project Property Names and History

	Number of	Project Area as of
	patented and	March 1st 2006
Property Name	unpatented claims	(hectares)	Description
Lundy Project (previously	114	16,984	Area of original four
“Timiskaming Core Claims” and			kimberlite discoveries 95-1,
“Timiskaming West”)			95-2, 96-1 and MR6 and
2005’s discovery MR8

Klock Property (previously	129	25,904	Area west of Montreal River
“Klock” and “Klock North”			staked in 2004 and
			subsequently expanded.
			Location of 2004 discoveries
			KL01 and KL22

Guigues Property	76	1,668	Area of original work south
of Guigues Kimberlite

Guerin Property	19	968	Area NE of Guigues on basis
of historical geophysics.
Location of 2003 discovery
SC-118

Baby Property	28	1,318	Area east of Guigues on basis
of historical KIM

Cole Property	54	12,528	Area west of Montreal River
and south of Lady Evelyn
Ladysmith Lake staked in
2004

Elk Lake	288	52,512	New area staked in 2005
north and west of Elk Lake

Between 1991 and 1997, the Corporation amalgamated a large, regional exploration database in Timiskaming, and since 2001, the data acquired have tended to be focussed on individual claim blocks. From time to time, exploration data acquired on the Corporation’s claims have pointed to a possible kimblerite source on adjacent mineral claims or patents, and in such cases the Corporation has entered into option agreements with the patent or claim owner. In total, the Corporations exploration database in Timiskaming is extensive, and includes both airborne and ground geophysical data, historical and recent till sampling data, core logging and geophysical patemeter measurements on an extensive suite of local lithologies, and core logging and delineation studies on eight kimberlite pipes. The Corporation continues to evaluate historical data in the context of new results and maintains a dynamic claim inventory.

Airborne and Ground Geophysical Surveying

In the Timiskaming Diamond Project, airborne and ground based geophysical methods are critical for the identification of kimberlite targets and their subsequent drilling. The majority of Timiskaming kimberlites are characterized by a positive magnetic anomaly of 10’s to 100’s of nteslas in intensity (eg. Contact Diamond kimberlite pipes 95-2, MR6, SC118, KL01, KL22), with a minority exhibiting a lower intensity, negative anomaly attributable to a reverse remanent magnetization (eg. pipes 95-1, 96-1 and MR8). Timiskaming kimberlites also exhibit a highly variable conductive response from electro-magnetic surveying, dependent upon the dominant facies unit present (hypabyssal against diatreme), bedrock geology, and depth of overburdern. Many pipes have a strong, highly conductive response in airborne electromagnetic data (eg pipes KL01 and KL22) and some give only a very weak response (eg. pipe 95-02). Targeting on geophysical data is performed by combining these variable geophysical responses with till geochemistry and ground conditions. To date, the Corporation has acquired several detailed geophysical datasets over all its Timiskaming properties.

Between 2001 and 2004, the Corporation acquired 12,644 line kilometers of airborne magnetic data through Fugro Airborne Surveys of Misssissauga, Ontario, at an average 75m line-spacing and ~60m sensor height, with tie-lines every 750m. A total of 341 targets were identified by MPH for the Corporation in “A” to “C” categories, and 53 followed up by ground verification or drilling. These data complemented earlier generation aeromagnetic and frequency domain electromagnetic data acquired at a wider interval over several properties prior to 1997.

In 2004, the Ontario Geological Survey published the Round Lake Batholith aeromagnetic survey, acquired at 150m line spacing over a large area centered in around Elk Lake as part of Ontario’s “Operation Treasure Hunt”. These data have been used by the Corporation as a guide to its 2005 staking activities in this area.

In 2005, the Corporation conducted an airborne magnetic and electromagnetic survey over seven areas of interest within the Klock and Lundy project areas. The survey was conducted by Fugro using their RESOLVE multi-coil, multi-frequency electromagnetic system, supplemented by a high sensitivity horizontal magnetic gradiometer. The flight line spacing was at 75m, with 400m spaced tie lines. Both the EM and Mag sensors had a mean terrain clearance of 30m. A total of 1,476Km of line data was collected over the seven survey areas. A total of 62 targets were identified by Corporation in “High” to “Low” priority categories from both these data and through a reinterpretation of previous datasets, and 33 followed up by ground verification or drilling.

Ground verification of kimberlite targets identified during airborne surveying is undertaken routinely by the Corporation prior to drilling. Ground magnetic and in some cases horizontal loop electromagnetic (HLEM) surveying are conducted over grids established using a differential global positioning system (DGPS). The Corporation contracts these services with Elk Lake Community Forest, a local field resources contractor based in Elk Lake. In 2005, the Corporation established 29 ground grids and conducted approximately 145 kilometers of magnetic +/- HLEM surveying in Ontario and 4 ground grids for approximately 16km.

Geophysical Surveying Summary prior to 2005

	2001-02	2003-04	A & B+	B & C	Targets
	Surveying	Surveying	Ranked	Ranked	Followed-
Property Area	Line Km	Line Km	Targets	Targets	Up
Lundy (Ontario)	4,210	None	34	52	12
Firstbrook (Ontario)	57	None	0	4	2
Coleman (Ontario)	20	None	0	1	1
Klock (Ontario)	None	4,797	85	96	31
Cole (Ontario)	None	1,709	5	32	0
Guigues Claims (Québec)	1,250	74	11	11	3
Guerin Claims (Québec)	103	121	5	0	4
Baby Claims (Québec)	158	145	2	3	0
Totals	5,798	6,846	142	199	53

Geophysical Surveying and Target Ranking Summary in 2005

	2005	High Priority	Med. Priority	Low Priority	Targets
	Surveying	Ranked	Ranked	Ranked	Followed-Up
Property Area	Line Km*	Targets	Targets	Targets	(cut grids)
Lundy (Ontario)	1,198	6	9	4	4
Klock (Ontario)	423	14	5	8	25
Cole (Ontario)	None	0	0	11	0
Elk Lake (Ontario)	None	0	1	0	0
Guigues (Québec)	None	0	0	0	0
Guerin (Québec)	4	1	0	0	1
Baby (Québec)	13	2	1	0	3
Totals	1,638	23	16	23	33

*Includes both airborne and ground geophysics.

Till Sampling

Till sampling is an important first step in the exploration for kimberlite. Through the natural weathering cycle, a kimberlite body will erode and shed off  its distinct mineral constituents which make up its bulk chemistry. These Kimberlite Indicator Minerals (KIMs) such as pyrope garnet, eclogitic garnet, picroilmenite, chrome diopside, chromite and olivine will form indicator mineral trains as they are dispersed in the down ice direction of the glaciers that pass over the kimberlite pipes. It is these indicator trains, that are much larger than their causative source, that are sought out by means of till sampling. Numbers of KIM grains within till samples can then be compiled and normalised against sample weight, and used to trace the source kimberlite rocks in conjunction with a good understanding of local glacial geology and kimberlite targeting techniques such as geophysics or ground prospecting.

In 2005, the Corporation collected approximately 318 till samples in 2005 with 42 samples collected on the Klock Property, 126 samples collected on the Cole Property and 150 samples collected from the Lundy Property area. Sample collection techniques and a description of processing labs used is given below.

In 2005, the Corporation has continued to work with the Geological Survey of Canada by providing historical concentrates of both till samples and kimberlite core for areas of mutual interest.  This work has been undertaken in support of work at the Survey to relate observed KIM anomalies and the Quaternary geology of the Timiskaming area to the known kimberlite pipes.

Kimberlite Delineation Drilling

In late 2004 and early 2005, the Corporation carried out delineation core drilling programs on two kimberlites of deemed better economic potential to understand their size, morphology, internal geology, microdiamond content, petrography and kimberlitic indicator mineral assessment.  These were kimberlites KL-01 and KL-22, within the Klock Property of Ontario, both discovered earlier in 2004 and found to be significantly diamondiferous within the discovery hole.

Kimberlite KL-01 received eighteen core holes (primarily HQ) totalling 2,650m its delineation program which was completed during the first week of March, 2005, and included lengthening the discovery hole D1, from 154m to 220m.  This drilling, supported by petrography, outlined a steeply dipping, somewhat bi-lobate pipe some 250m in length and up to 100m in width, which consists of dominant VKB crater facies in both lobes, with subordinate hypabyssal intrusions.  A large raft or inlier of quartzite was intersected within the western lobe of the pipe, which covers most of the southern and western quadrants in this area.  The rest of the kimberlite was found to be only shallowly buried elsewhere beneath a metre or less of till cover, even allowing for surface sampling from a series of pits.  The deepest intersection of kimberlite was at -236m vertical in hole D9 in the Eastern Lobe, and at ~135m vertical in hole D10 in the Western Lobe.

2005 sampling of KL-01 for fine diamond content included 8 surface pit samples (pits A and B), and 28 core samples from four holes in the East Lobe (holes D1, D2, D3 and D13) which together totalled 737.86kg, while the West Lobe was sampled with 13 surface pit samples (pits C, F and “Discovery”) and 39 core samples (holes D10-12 and D14) collectively weighing 1,084.43kg. These samples are felt to have comprehensively evaluated the KL-01 pipe spatially and geologically in terms of different kimberlite facies, and have returned only negligible microdiamonds.  This is very much at odds with the encouraging results from 87.95kg of samples from the discovery hole, D1 in the Eastern Lobe which intersected both hypabyssal and the dominant “Blue VKB” facies, and consequently an audit review of the analytical work is in progress.

Kimberlite KL-22 recently received twenty delineation holes, for a total of 4,098m including lengthening the discovery hole KL22-D1, from 78m to 215m. The pipe is oblong in morphology in a NW-SE trend, and appears to have a surface area approaching 6 hectares, although its precise marginal orientations cannot be determined with the present delineation data, which generally has included only a single intersection along any trend. Overburden ranges from 22m in the centre of the two lobes, to as little as 10m along the eastern margin.  Like kimberlite KL-01, KL-22 consists of dominant VKB rocks with subordinate HK intrusives cutting the earlier crater facies, but only in the Southern Lobe.  Petrography and indicator mineral work is suggesting that lithologies seen in the Northern Lobe represent a distinct intrusive event from the dominant emplacement of the “Mottled VKB” and subordinate hypayssal units in the Southern Lobe.  The Southern Lobe is indicated at present to comprise ~80% of the overall KL22 kimberlite pipe, with the Mottled VKB and a related breccia unit volumetrically almost 100% of the lobe. The deepest intersections of KL-22 are at ~-235m in holes D5, D11 and D18 in the South Lobe, and at -175m in hole D12 in the North Lobe.

2005 Sampling of KL-22 consisted of:

1) 94 samples totalling 1,931.31kg of the three facies in the South Lobe

2) 13 samples totalling 188.03kg of the two facies in the North Lobe

Results of this sampling are as follows:

Cumulative Results by Facies — Kimberlite KL-22

	Sample	#	Micro	1-D	2-D	+1mm		Total
Facies	Weight	Diamonds	Diamonds	Macrodiamonds	Macrodiamonds	Diamonds		Carats
South Lobe All Facies	1,939.31kg.	107	95	10	1	1	(1)	0.032580
North Lobe All Facies	188.03kg.	3	3	0	0	0		0.000347
Total	2,127.34kg.	110	98	10	1	1		0.032927

(1)             The largest diamond measured 1.40x0.39x0.18mm and weighed 0.0017ct.

Cumulative Results Per Sieve Size Classes — Kimberlite KL-22

South Lobe Facies			North Lobe Facies
Sieve Class		Weight of	Sieve Class		Weight of
(mm sq.	Diamonds	Diamonds	(mm sq.	Diamonds	Diamonds
mesh)	(#)	(carats)	mesh)	(#)	(carats)
1.70 to 2.36	0	0	1.70 to 2.36	0	0
1.18 to 1.70	0	0	1.18 to 1.70	0	0
0.85 to 1.18	0	0	0.85 to 1.18	0	0
0.600 to 0.850	0	0	0.600 to 0.850	0	0
0.425 to 0.600	0	0	0.425 to 0.600	0	0
0.300 to 0.425	2	0.002370	0.300 to 0.425	0	0
0.212 to 0.300	13	0.011111	0.212 to 0.300	0	0
0.150 to 0.212	38	0.008286	0.150 to 0.212	1	0.000166
0.105 to 0.150	54	0.010813	0.105 to 0.150	2	0.000181
Totals	107	0.032580	Totals	3	0.000347
Total Processed	1,939.31 kilograms		Total Processed	188.03 kilograms

The Corporation is modestly encouraged by these results in the Southern Lobe, which appears to be fairly consistently mineralized and with certain units, particularly the coarser breccias of the VKB, significantly so. Detailed geological work on the core is planned for later this year to better under the facies and diamond distribution, and thereafter if warranted, more sampling will be undertaken.

Target Drill Testing

The Corporation tested a total of 21 drill targets between March 1, 2005 and January 11, 2006. Targets were established on the basis of airborne geophysical data acquired in the vicinity of un-sourced KIM anomalies, and were prioritized for drilling on the basis of geophysical response, size and quality of the KIM anomaly, topographical characteristics and proximity to the Corporation’s diamondiferous 95-2 pipe. Drill sequencing was based on seasonal access criteria and ground conditions. Drilling was undertaken in two campaigns, in the spring of 2005 and in the fall winter of 2005-2006. The table below details the target locations and success rates of the various areas within the Timiskaming Diamond Project since 2003.

Target Testing Summary

	2003 Targets	2004 Targets	2005/2006 Targets	Kimberlites
Property Area	Tested	Tested	Tested	Identified
Lundy Property (previously “Timiskaming Core Claims” and “Timiskaming West”)	8	3	6	1
Firstbrook (Ontario)	2	n/a	n/a	0
Coleman (Ontario)	1	0	0	0
Klock Property (previously “Klock” and “Klock North”)	0	3	13	2
Cole Property (Ontario)	Not Staked	Being Staked	0	0
Guigues Property (Québec)	2	0	0	0
Guerin Property (Québec)	3	1	0	1
Baby Property (Québec)	0	0	2	0
Elk Lake Property (Ontario)	n/a	n/a	Being Staked	0
Totals	16	7	21	4

On September 16, 2005 the Corporation announced the discovery of MR8, its eighth kimberlite on the project, as part of the fall-winter drill program. Hole MR8-05-01 entered in kimberlite after 110m of drilling overburden material on a -45 degree inclination and produced 123m of kimberlite core before exiting the pipe and entering the surrounding country rock. The kimberlite is a volcanoclastic kimberlite breccia and contains abundant xenocrysts of pyrope garnet, chromite and chrome diopside. Fourteen samples weighing a total of 258.49 kg from the discovery hole were submitted for micro-diamond analysis by caustic dissolution at the Mineral Processing Laboratory of Kennecott Canada Exploration Inc. in Thunder Bay, Ontario and no micro-diamonds were recovered. MR8 was discovered during a follow-up program of an un-sourced KIM anomaly observed during successive till sampling programs. A pre-existing geophysical anomaly for MR8 was confirmed during the 2005 Fugro helicopter mag-EM program and option agreements were concluded with two landholders for mineral title. MR8 lies along the boundary of two separate patented mining claims.

Sampling Methods

Between the reactivation of the Timiskaming Diamond Project by the Corporation in 2002, and the spring of 2005, the Corporation’s field operations were conducted under the management of MPH Consulting Ltd. (“MPH”), who carried out all project management, sampling operations and quality assurance/quality control (QA/QC) programs. Since the spring of 2005, management and operation of the project has been assumed by the Corporation directly. Paul Sobie, registered Professional Geoscientist of Ontario and Vice President of MPH, has been retained, nevertheless, as an independent consulting contractor to the Corporation.

Till Sampling Methodology

Over the history of the Timiskaming Diamond Project, the Corporation has used a number of till sampling methodologies and labs for the picking and probing of individual mineral grains. This has required careful attention to the compilation and normalisation of data.

Typically, raw till samples are collected in the field by geologists and technicians who excavate a small pit of between 0.5-1.0m in depth depending on the ease and availability of till, and a 10-15 kg sample of till was collected below the soil.  This till is field screened to -6 mm to remove oversized rock clasts and vegetation material. The material is collected in a large plastic sample bag which in turn is placed into a rice bag as additional protection during transportation to the processing lab. The sample contains a sample tag so that its number can be clearly identified at the processing laboratory. The sampler will note the type of material collected as well as color, clay content and the surrounding environment, with a photograph taken of the sample site.

Prior to 2003, SUD’s till samples were nominally 10-12kg of -4mm field-screened material, which were shipped to Overburden Drilling Management Ltd. (“ODM”) in Nepean, Ontario. At ODM, the samples were processed to recover kimberlitic indicator minerals as well as gold grains according to their standard flowsheet at that time.  The +2mm material was screened off and stored, while the -2mm material was sieved to obtain a -1mm fraction, which was then concentrated by a combination of shaking table and heavy liquid separation.  The tabled pre-concentrate was passed through diluted methylene iodide (S.G. of 3.2) to capture the kimberlitic indicator minerals of which chrome diopside is the lightest, with an S.G. of 3.2. A hand magnetic was utilized to produce a ferromagnesian and a non-magnetic concentrate, which were then sieved to produce a -0.25mm, and +0.25-0.5mm and a +0.5-1.0mm fraction. Only the non-magnetic middle fraction was picked in general, which resulted in the partial data, as the vast majority of kimberlitic chromites and ilmenites are magnetic.

Gold and sulphide grains were collected by panning the pre-concentrate and were classified and reported by ODM along with the kimberlitic indicators.  ODM also produced a -0.63mm clay fraction that was sent to Activation Laboratories Ltd., for multi-element analysis.  The results of these sampling campaigns, which were carried out from 1993 to 1997, are reported in the appropriate assessment reports.

Till sampling in 2003 and 2004 followed similar methodologies. Field screened till samples were shipped to SGS Lakefield Research located in Lakefield, Ontario. To ensure quality control, synthetic diamond spikes were added to random samples beforehand.  The mineral concentrate was later shipped to Mineral-Logic Diamond Exploration Consultancy out of Cape Town, South Africa, for further analysis.

At SGS Lakefield Research, the samples were initially sieved to a -4mm material concentrate.  The -4mm sieved till material was then processed to recover kimberlitic indicator minerals as well as gold grains according to their standard flowsheet.  In essence, the +2mm material was screened off and stored, while the -2mm material was sieved to obtain a -1mm fraction, which was then concentrated by a combination of shaking table and heavy liquid separation.  The tabled pre-concentrate was passed through diluted methylene iodide (S.G. of 3.1) to capture the kimberlitic indicator minerals, of which chrome diopside is the lightest with an S.G. of 3.1.  A hand magnet was utilized to produce a ferromagnesian and a non-magnetic concentrate, which were then sieved to produce a
-.25mm and +0.25-0.5mm, and a +0.5-1.0mm fraction.

At Mineral-Logic, the various size and magnetic portions of each sample were re-combined to ensure standardization with the Mineral-Logic procedures.  The samples were then weighed and sieved into four size fractions (+1000, +710, +425, and +250 microns), with each fraction being de-magnetized using a tailings test magnet.  Each fraction was then weighed.  The fractions, excluding the magnetic and -250 micron components, were then examined under a binocular microscope and any potentially kimberlitic indicator minerals recovered, thence probed.

For the till sampling program undertaken in 2005, samples were shipped to Vancouver Indicator Processors Inc. located in Burnaby, British Columbia for the creation of the initial heavy mineral concentrate. The concentrates were then subsequently shipped to KIM Dynamics of Vancouver, British Colombia for individual grain picking and identification. Following an initial immersion in an ultrasonic bath to remove any surface residues on the grains, the concentrates were sieved into +0.5mm, +0.4mm, +0.3mm and +0.25mm sieve size fractions sizes. The -0.25mm mesh size material was not observed. Sample weights and the numbers of grains in 6 indicator mineral suites observed by binocular microscope were reported, along with associated grain mineralogy in the concentrate. Gold and sulphide grains were not reported separately. For quality control, approximately 50% of the individual concentrate samples were observed by a second technician, and re-recovery rates of 80-100% reported. Mineral grains recovered in 2005 have yet to be micro-probed for major element chemistry.

Core Drilling

Between January, 2003 and March, 2005, and between November, 2005 and January, 2006, the Corporation employed Boart Longyear of Haileybury for all drilling, utilizing LF70 rigs and HQ equipment for delineation and NQ equipment (47.6mm core diameter) for target testing. The spring 2005 drill program was supported by a winter field camp close to the area of target and delineation drilling in Van Nostrand Township, Ontario, while the fall-winter drill program was helicopter supported utilizing Day Aviation of Copper Cliff, Ontario.

Drilling between September and October 2005 was conducted by Forage M. Rouillier of Amos, Quebec. All core was drilled in NQ calibre using a Nodwell track mounted drill. All of the drilling programs are overseen by the Corporation’s staff that are based out of the Contact Diamond field office located at 60 Scott Street, New Liskeard, Ontario. All core is stored at this facility unless discarded.

Assessment studies of drilled kimberlite core, whether delineation drilling of a known kimberlite or discovery drilling on a new kimberlite, involves: logging of drill core and the creation of the internal kimberlite facies architecture; petrographic studies through thin sectioning of all facies and variations therein; the creation of a heavy mineral concentrate of kimberlitic indicator mineral grains from discrete facies units or mantle xenoliths, as appropriate; and micro diamond analysis through caustic dissolution of core. Up to and including the delineation work on kimberlites KL01 and KL22 during late 2004 and early 2005, core logging and sampling was performed under contract to the Corporation by MPH and mineral concentrate work and petrography was performed by Mineral-Logic Diamond Exploration Consultancy of Cape Town, South Africa. Since early 2005, and including the discovery of kimberlite MR8, core logging and sampling has been performed by the Corporation under the supervision of Mr. Sobie, vice-president of MPH, as the Qualified Person responsible for the quality control for the Timiskaming Diamond Project. Mineral concentrate analysis and petrography studies of MR8 are currently being performed by Mineral Services Inc. of North Vancouver, BC. Procedures for micro-diamond analysis of kimberlite are described separately below.

Sampling Procedures for Diamond Analysis and Sample QA/QC

Samples were nominally of 20-25kg. of sawed half-core comprising the entire interval with no exclusion of country rock xenoliths, with the cutting carried out with synthetic diamond, or tungsten carbide blades.  The samples were shipped in individual sealed plastic pails under secure chain of custody procedures to the microdiamond analytical facilities utilized, SGS Lakefield Research Limited and Kennecott Canada Exploration Inc.’s Mineral Processing Laboratory, both of which are ISO accredited for caustic dissolution techniques.  Systematic audits of performance have been carried out by re-processing selected residues to ensure the regular production recoveries from both facilities were satisfactory.

Exploration Program Update and Status

The Timiskaming Diamond Project remains the Corporation’s highest priority exploration project. The demonstration of a potentially commercial population of diamonds of high quality in a pipe, 95-2, with marginally sub-economic grades, establishes the prospectivity of the region for further kimberlite exploration. The Corporation considers 95-2 to have the potential to form an economic resource should certain conditions precedent be met, such as the discovery of additional, nearby kimberlite ore with an equivalent or greater grade. Several unexplained KIM anomalies exist within the Corporation’s core central Timiskaming properties in Ontario and Quebec, and these will be the focus of follow up in 2006. The follow-up of one such anomaly in 2005 led to the discovery of kimberlite MR8 within 6 km of kimberlite 95-2, and the Corporation believes several more kimberlites remain undiscovered within the original Timiskaming kimberlite cluster. In addition, the Corporation plans to embark on regional exploration consisting of till sampling and geophysics on the more than 49,000 hectares of claims recently acquired in the Elk Lake area. It is expected that drill testing of new targets in both the core central Timiskaming claims as well as the new Elk Lake property will be authorized subsequent to this exploration in the late summer or early fall, where warranted.

Other Mineral Projects RAM (and SHU)

The RAM (and SHU) project is a joint venture with Trigon in the southeastern Slave province of the Northwest Territories, approximately 140 kilometres northeast of Yellowknife, and 85 kilometres southwest of De Beers’ Snap Lake project. Trigon is the project operator.

Mineral Claims

In October, 2003 the RAM claims comprised approximately 197,420 hectares of contiguous claims in the three blocks “RAM”, “Green”, and “Hugo”, collectively referred to as the “RAM” project. Since this time, certain original RAM claims have lapsed and the project operator has supplemented the property with additional staking (upon joint venture authorisation) such that on March 1, 2006, the RAM property comprised approximately 86.606 hectares of contiguous claims. The SHU (“South of Hugo”) claims comprise a further 23,068 hectares. These were originally acquired by Trigon in July, 2004 and, lying within the area of interest defined by the RAM joint venture agreement, form a component part of the RAM project and joint venture.

Joint Venture Agreement and Participation

On October 8, 2003, the Corporation announced its intention to enter into an agreement with Trigon on the RAM claims, and a joint venture agreement was concluded on February 15, 2004, referred to as the “RAM Joint Venture Agreement”. This agreement gave the Corporation the right earn an initial 51% interest in the RAM property by issuing 75,000 shares to Trigon and the sole funding of $1.45 million of exploration work on the RAM property by September 30, 2005. The Corporation acquired the right to earn an additional 14% interest in the RAM property by sole funding the subsequent $3 million of exploration on the property. As of September 30, 2005, the Corporation had funded a total of $2,225,822 to hold a 53.23% interest. At that time the Corporation elected to co-fund subsequent exploration expenditure on the basis of each party’s requisite interest, pursuant to the funding provisions of the RAM joint venture agreement, wherein it would retain a 53.23% interest going forward, subject to a dilution formula applied in the event of either participant’s non-participation in funding programs.

Project History

During 2003, prior to the creation of the RAM joint venture, Trigon acquired a total of 747 till samples in the RAM area which revealed the presence of several kimberlitic indicator mineral trains. The chemistry and morphology of these grains was indicative of a local, diamondiferous source. Between 2004 and 2005, following the creation of the Contact Diamond-Trigon joint venture, 4,100 line kilometers of high-resolution airborne geophysical data were acquired over the suspected source area of the KIM anomalies, and in-fill till sampling was undertaken for a total of 660 samples.  In early 2005 a further 7,978 kilometres of geophysical data were acquired and ground geophysical data was acquired on 35 targets. A limited drill program of 13 reverse circulation drill holes on 10 targets in March, 2005, failed to find the source of the KIM anomalies. During the 2005 summer exploration season, an additional 204 heavy mineral samples were collected on RAM in order to precisely resolve the individual KIM anomalies and to close in on the source areas of the mineral trains. The results from this work have successfully narrowed down the size of the suspected source area to 6 square kilometres. A follow up program of detailed ground geophysical surveys is planned for 2006.

The SHU claims are located in the suspected source area of a distinct train of mantle-derived indicator minerals which was identified during reconnaissance work by Trigon. To date, 418 heavy mineral samples have been collected on the project and a 4,316 line kilometre high-resolution airborne magnetic survey has been flown over the head of a distinct train which is cut off in the up-ice direction. During the 2005 field season, 114 samples were collected on closely spaced lines in order to constrain the source area of the KIM train. The program also included prospecting and ground checking of geophysical targets. The results of this program have led to the identification of 2 high priority geophysical targets, which are possible sources of the kimberlite indicator minerals. Ground geophysical surveys, ahead of drill testing, are planned for the two targets in 2006.

IC-LO (and TIM)

Project Description

The IC-LO (and TIM) project is a joint venture with Trigon in the Committee Bay region of Nunavut, approximately 90 km southeast of the hamlet of Kugaaruk. Trigon is the project operator.

Mineral Claims

The “IC” claims comprise 144,400 hectares of claims acquired by Trigon beginning in January, 2004. Subsequently, Trigon acquired another 175,229 hectares of claims in an area located to the south of IC and designated the “LO” property.  The “TIM” claims comprise 32,000 hectares of claims adjacent to IC, and located approximately 114 km south of Kugaaruk. The IC, LO and TIM properties comprised mineral claims staked on Crown (public) land. The granting and monitoring of staked mineral claims (and prospecting permits) on Crown lands in Nunavut are governed by the Canada Mining regulations and administered from Iqaluit by the Mining Recorder’s office of Indian and Northern Affairs Canada.

Joint Venture Agreement and Participation

On July 30, 2004 the Corporation entered into a joint venture agreement with Trigon, referred to as the “IC-LO Joint Venture Agreement”, wherein the Corporation was granted an option to earn an initial 49% interest in the claims upon a payment of $880,000. This payment was comprised of $100,000 to be paid in cash upon execution of the agreement, $380,000 to be paid by way of a subscription for units of the initial public offering of Trigon which closed on November 1, 2004, and reimbursement of $250,000 in respect of sampling and staking costs incurred by Trigon, and $150,000 in respect of costs to be incurred by Trigon in subsequent exploration. The Corporation was granted a further option to earn a 51% interest by funding an additional $500,000 of exploration expenditures and an additional 11% interest by funding a further $3.5 million of exploration expenditures. The adjacent TIM property is subject to a letter of intent dated September 21, 2004 between Trigon and a joint venture between Committee Bay Resources and Indicator Minerals Inc.  Trigon has a 51% interest in the diamond rights to the TIM property which lies within the area of interest defined by the Trigon-Contact IC-LO joint venture agreement, giving the Corporation the right to earn its proportionate share of Trigon’s interest.

In July, 2005, the Corporation announced its intention to sole-fund the 2005 summer exploration program at IC-LO, budgeted at $500,000, and by so doing, satisfied its option obligation to earn a 51% interest. The Corporation retains its right to earn a 60% interest by sole-funding subsequent exploration expenditures.

Project History

In 2004 and 2005, a reconnaissance till sampling program at 3 to 4 kilometer intervals on IC and LO revealed the presence of a discrete KIM anomaly in the centre of the IC block. The anomaly included a good proportion of harzburgitic “G-10” garnets and a pyrope with a kelphytic rim. The location of the anomaly, the density of up-ice sampling and the nature of the grains suggest a proximal source on property.

In 2005, a follow-up program of geophysics comprising 5,200 line kilometers of high resolution aeromagnetic data, and 226 in-fill till samples was conducted to better delineate the indicator anomalies. This work demonstrated the continuity of the KIM anomaly and yielded 34 geophysical targets of interest on IC, 16 being considered high priority. At the same time, 36 reconnaissance till samples were acquired on the TIM property at a 3 kilometre interval. The IC  targets will be the focus of follow up work in 2006, which will include prospecting and ground geophysical surveys with a view to possible drill testing later in the year.

While prospecting at the end of the 2005 summer field season, a 10 meter by 5 meter elongated area of felsenmeer float was discovered, comprised of rusty angular brecciated blocks of quartzite containing abundant fracture-filling and disseminated sulphide mineralization. A grab sample of this material was found to contain the following: 1220 g/t Silver, 1.5 g/t Gold, 0.70% Copper, 2.51% Zinc. No systematic sampling or prospecting for sulphide mineralization has been undertaken in the area. Follow up work in 2006 on this silver discovery will include re-sampling and geological mapping along the more than 15 kilometre long trend, identified from the geophysical data, within which the mineralised rocks occur. This program will be preparatory to a larger scale follow up program should this be warranted.

MIP

Project Description

The MIP project is a joint venture with Stornoway located in south central Baffin Island, Nunavut. Work done in 2005 has led to the identification of a single cluster of fourteen geophysical anomalies compatible a kimberlite source. 75,000 acres of exploration licenses have since been acquired. Stornoway is the project operator.

Mineral Claims

The MIP project comprises 30,200 hectares of staked claims on Crown (public) land. The granting and monitoring of staked mineral claims (and prospecting permits) on Crown lands in Nunavut are governed by the Canada Mining regulations and administered from Iqaluit by the Mining Recorder’s office of Indian and Northern Affairs Canada.

Joint Venture Agreement and Participation

The MIP project was conceived originally as a generative exploration program with Stornoway, and is subject to an agreement executed on May 10, 2005. The agreement provided for a 50% interest in any mineral claims acquired by the joint venture, with an initial $1 million budget funded equally. As of March 1, 2006, the Corporation had fulfilled its funding obligations to retain a 50% interest.

Project History

Following an initial desktop study that resulted in a focus on areas of Baffin Island with geology highly prospective for diamonds, the companies conducted a 76 day field program during the summer of 2005. The Iqaluit based program consisted of a 71,158 line kilometre fixed wing aero-magnetic survey, prospecting, claim staking and till sampling. A total of 82 target specific till samples were taken and shipped to Microlithics Laboratories in Thunder Bay for diamond indicator analysis.

One of three claim blocks comprising the 30,200 hectares staked contains fourteen discrete geophysical anomalies that vary in size from 125 to 800 metres in diameter. All of the anomalies are found in a single cluster and in an area considered to be structurally permissive to intrusion by kimberlites. These anomalies will be the focus of a follow-up program of work in 2006.

Regulatory Matters

The mineral exploration and mining industry in Canada operates under both federal and provincial or territorial legislation which governs exploration, development and production. Such legislation relates to the method of acquisition and ownership of mining rights, labour, health and safety standards, royalties, mining and income taxes, exports and other matters.

Canadian Environmental Laws

Mineral exploration and mining industries in Canada are subject to extensive legislation at the federal, provincial or territorial and local levels concerning protection of the environment, occupational health and safety, waste disposal and hazardous substances. The construction, development and operation of a mine, mill or refinery entails compliance with applicable environmental legislation including review processes and obtaining land use and other permits, licences and authorizations from various governmental agencies. On lands under federal jurisdiction or in certain provinces, environmental impact assessment reports must be prepared prior to the commencement of any mining operations. In addition, standards are imposed to reduce or eliminate the effects of waste (such as the waste generated by mine exploration, extraction and processing operations) deposited on the ground or emitted into the air or water.

Compliance with environmental legislation increases the costs of planning, designing, drilling, developing, constructing, operating and closing mining and milling facilities (including mining exploration operations). Failure to comply with environmental legislation may result in orders being issued thereunder which may cause operations to cease or to be curtailed or may require the remediation of environmental conditions or the installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation. To the best of its knowledge, the Corporation has complied in all material respects with all applicable environmental laws.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties with respect to which mining rights have been conferred. The successful claim of such rights could result in a loss of the Corporation’s title to such mining rights. The Corporation is not aware of any aboriginal land claims or any legal actions relating to native issues currently being asserted or instituted with respect to any of its mineral properties. See “Risks of the Business — Aboriginal Land Claims”.

Canadian Mining Laws and Regulations

Mining rights in Canada are within the authority of the individual provinces. Operations in Canada are currently being conducted in the Provinces of Ontario and Quebec, the Northwest Territories and Nunavut. Although there are some variations among the provinces with regard to specific features, the general requirements are similar. The ownership of and the granting of rights to exploit minerals generally remain with the provincial government. Persons seeking to exploit most minerals (including diamonds) may stake claims on government property open to exploitation. An initial fee is payable on the staking of a mining claim. There are annual minimum work requirements although cash may be paid in lieu of minimum work requirements in most provinces. The development of a mine requires that mining claims be converted to mining leases. Mining leases are granted for a specific term of years (21 years in Ontario and up to 20 years in Quebec), with the right of renewal in certain circumstances. There are generally limited annual rental or royalty payments. There may be overlapping use rights on the same property, such as mining and forestry, in which case the terms on which multiple uses take place will generally be negotiated between the parties and will be specified in the mining lease.

In some areas there are mineral rights that are privately owned, the rights having been previously alienated by governmental action. In the case of privately held mineral rights, the owner is free to negotiate terms on which mining may take place. If the surface and minerals are held by different persons, negotiations between the surface and mineral rights holder will be required if the matter is not governed by pre-existing agreements. In some jurisdictions, disagreements over rights of surface use may be resolved by a government agency having authority to determine use and compensation.

Taxes and Royalties

For the purposes of the Canadian federal government, diamonds are treated in the same way as other mineral commodities, but a valuation of diamond production by a valuer appointed by the federal government would be required prior to their sale or export from Canada.

Social/Environmental Policies

The Corporation has no social or environmental policies in place.

ITEM 6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the Corporation’s Management’s Discussion and Analysis of Operations and Financial Condition and the Corporation’s consolidated financial statements and the related notes thereto for the fiscal year ended December 31, 2005, which are incorporated herein by reference and can be viewed at www.sedar.com.

Outstanding Share Data

The Corporation has 35,106,125 common shares outstanding as of the date hereof.  In addition, the Corporation has 2,812,697 stock options outstanding exercisable into 2,812,697 Common shares.

During 2005, the Corporation entered into seven separate option agreements relating to the Timiskaming Diamond Project to obtain the right to conduct exploration activities on various properties. 180,000 common shares were issued in association with the agreements and seven tranches of 200,000 five-year warrants totaling 1,400,000 warrants were issued to seven optionors. Each tranche of warrants is exercisable into an equivalent number of common shares at an exercise price per share equal to $1.50 in the event that a production decision among other criteria is made on a commercial deposit discovered within the boundaries of the property covered by each option agreement. Certificates representing such warrants were issued to the optionors but have been physically retained by the Corporation until the date of the commencement of commercial production.

ITEM 7

DIVIDENDS

The Corporation has never paid a dividend on its common shares and does not expect to do so in the foreseeable future.  The actual timing, payment and amount of any dividends paid by the Corporation will be determined by the Board from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and such other business considerations as the Board considers relevant.

ITEM 8

CAPITAL STRUCTURE

Authorized Capital

The Corporation is authorized to issue an unlimited number of common shares.

The common shares have attached thereto the following rights, privileges, restrictions and conditions:

1.             Dissolution. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of any shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

2.             Voting Rights.  The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

The Corporation currently has no securities that are subject to escrow.

ITEM 9

MARKET FOR SECURITIES

Price Range and Trading Volume

Common Shares

The common shares are listed and posted for trading on the TSX under the symbol “CO”.  The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2005.

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)
January 2005	0.90	0.62	625,632
February 2005	0.95	0.70	181,288
March 2005	0.89	0.80	184,477
April 2005	0.82	0.40	352,130
May 2005	0.60	0.27	1,043,975
June 2005	0.58	0.45	648,925
July 2005	0.50	0.40	164,027
August 2005	0.48	0.39	110,730
September 2005	0.65	0.39	657,652
October 2005	0.58	0.44	378,499
November 2005	0.53	0.45	164,905
December 2005	0.50	0.40	616,811

ITEM 10

DIRECTORS AND OFFICERS

Reference is made to the Corporation’s management information circular dated March 3, 2006 for information relating to the directors and executive officers of the Corporation. A copy of the management information circular can be found on SEDAR at www.sedar.com. As of the date hereof, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over 700,300 Common shares, representing approximately 2.0% of the total number of common shares outstanding.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of the Corporation is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Conflicts of Interest

To the best of the Corporation’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Corporation, its promoters, directors, officers or other members of management of the Corporation, or persons as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Corporation and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 11

PROMOTER

Agnico-Eagle was previously the promoter of the Corporation because in the past, Agnico-Eagle assisted the Corporation with funding to support its operating losses and capital deficiency and Agnico-Eagle paid the salaries of all of the managerial and technical personnel of the Corporation who previously were also employed by Agnico-Eagle.  However, during the fiscal year ended December 31, 2005, the Corporation obtained financing from third party sources.

ITEM 12

LEGAL PROCEEDINGS

The Corporation is not a party to any pending legal proceedings the outcome of which could have a material adverse effect on the Corporation.

ITEM 13

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or as disclosed elsewhere herein, none of the directors, executive officers or principal shareholders of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

ITEM 14

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, 222 Bay Street, P.O. Box 251, Toronto, Ontario, M5K 1J7.  The transfer agent and registrar for the common shares is CIBC Mellon Trust Corporation at its principal offices in Toronto, Ontario.

ITEM 15

MATERIAL CONTRACTS

No material contracts were entered into by the Corporation within the most recently completed financial year that were out of the ordinary course of business.

ITEM 16

AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The Audit Committee Charter is excerpted in full below.

This Charter shall govern the activities of the audit committee (the “Audit Committee”) of the board of directors (the “Board of Directors”) of the Corporation.

I. AUDIT COMMITTEE PURPOSES

The Audit Committee shall: (a) assist the Board of Directors in its oversight responsibilities with respect to: (i) the integrity of the Corporation’s financial statements, (ii) the Corporation’s compliance with legal and regulatory requirements, (iii) the external auditor’s qualifications and independence, and (iv) the performance of the Corporation’s internal and external audit functions and; (b) prepare any report of the Audit Committee required to be included in the Corporation’s annual report or proxy material.

II. COMPOSITION

The Audit Committee shall be comprised of a minimum of three directors.  No member of the Audit Committee shall be an officer or employee of the Corporation or any of its affiliates for the purposes of the applicable corporate statute. Each member of the Audit Committee shall be an unrelated and independent director as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities .  (See Schedule A for current and requirements.)

Each member of the Audit Committee shall be financially literate.  Unless the Audit Committee shall otherwise determine, a member of the Audit Committee shall be considered to be financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

At least one member of the Audit Committee shall be a financial expert.  (See Schedule B for definition.)

The members of the Audit Committee shall be appointed by the Board of Directors annually at the first meeting of the Board of Directors after a meeting of the shareholders at which directors are elected and shall serve until the next annual meeting of the shareholders or until their successors are duly appointed.  The Board of Directors shall designate one member of the Audit Committee as the chair of the Audit Committee (the “Chair”) or, if it fails to do so, the members of the Audit Committee shall appoint the Chair from among its members.

No member of the Audit Committee may earn fees from the Corporation or any of its subsidiaries other than directors’ fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). No member of the Audit Committee shall accept any consulting, advisory or other compensatory fee from the Corporation.

III. MEETINGS

The Audit Committee shall meet at least quarterly or more frequently as required.

As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board of Directors approve the annual audited financial statements or at which the Audit Committee reviews the quarterly financial statements, the Audit Committee shall meet in separate sessions with each of management, the external auditor and the internal auditor.  In addition, the Audit Committee or the Chair shall meet with management quarterly to review the Corporation’s financial statements as described in Section IV.3 below and the Audit

Committee or a designated member of the Audit Committee shall meet with the external auditors to review the Corporation’s financial statements on a quarterly or other regular basis as the Audit Committee may deem appropriate.

The Audit Committee shall seek to act on the basis of consensus, but an affirmative vote of a majority of Members of the Audit Committee participating in any meeting of the Audit Committee shall be sufficient for the adoption of any resolution.

IV.                              RESPONSIBILITIES AND DUTIES

The Audit Committee’s primary responsibilities are to:

General

1.                                       review and assess the adequacy of this Charter at least annually and, where necessary, recommend changes to the Board of Directors;

2.                                       report to the Board of Directors regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

3.                                       follow the process established for all committees of the Board of Directors for assessing the Audit Committee’s performance;

Documents/Reports Review

4.                                       review the Corporation’s financial statements and related management’s discussion and analysis, annual information form, Annual Report and any other annual reports or other financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board of Directors and publicly disclosed;

5.                                       review with the Corporation’s management and the external auditors, the Corporation’s quarterly financial statements and related management’s discussion and analysis, before they are released;

6.                                       ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

7.                                       review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

8.                                       review with the Corporation’s management any press release of the Corporation which contains financial information (paying particular attention to the use of any “pro forma” or “adjusted” non-GAAP information);

External Auditors

9.                                       recommend external auditors nominations to the Board of Directors to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

10.                                 approve the fees and other compensation to be paid to the external auditors;

11.                                 pre-approve all significant non-audit engagements to be provided to the Corporation with the external auditors;

12.                                 require the external auditors to submit to the Audit Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Corporation and discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

13.                                 recommend to the Board of Directors any action required to ensure the independence of the external auditors;

14.                                 advise the external auditors of their ultimate accountability to the Board of Directors and the Audit Committee;

15.                                 oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the issuer;

16.                                 evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including (i) reviewing and evaluating the lead partner on the external auditors’ engagement with the Corporation, and (ii) considering whether the auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors’ independence;

17.                                 present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board of Directors and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board of Directors as it considers necessary;

18.                                 obtain and review a report from the external auditors at least annually regarding: the external auditors’ internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external auditors carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Corporation;

19.                                 establish policies for the Corporation’s hiring of employees or former employees of the external auditors;

Internal Auditor

20.                                 receive regular reports from the Corporation’s internal auditor on the scope and material results of its internal audit activities;

Financial Reporting Process

21.                                 periodically discuss the integrity, completeness and accuracy of the Corporation’s internal controls and the financial statements with the external auditors in the absence of the Corporation’s management;

22.                                 in consultation with the external auditors, review the integrity of the Corporation’s financial internal and external reporting processes;

23.                                 consider the external auditors’ assessment of the appropriateness of the Corporation’s auditing and accounting principles as applied in its financial reporting;

24.                                 review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Corporation’s auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

25.                                 review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the interim and annual filings with applicable securities regulatory authorities;

26.                                 review disclosures made by the Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

27.                                 establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management’s preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

28.                                 following completion of the annual audit, review separately with each of management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

29.                                 resolve any disagreements between management and the external auditors regarding financial reporting;

30.                                 review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

31.                                 establish procedures to receive, record and handle complaints concerning accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees of concerns regarding questionable auditing or accounting matters;

32.                                 retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board of Directors for such purposes);

Disclosure Controls and Procedures

33.                                 obtain and review the statement of Corporate Disclosure Controls, Procedures and Policies prepared by the disclosure committee and, if appropriate, approve the disclosure controls and procedures set out in such statement and any changes made thereto;

34.                                 receive confirmation from the Chief Executive Officer and Chief Financial Officer that reports to be filed with Canadian Securities commissions:

(a)                                  have been prepared in accordance with the Corporation’s disclosure controls and procedures; and

(b)                                 contain no material misrepresentations or omissions and fairly present, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

35.                                 receive confirmation from the Chief Executive Officer and Chief Financial Officer that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by the reports;

36.                                 discuss with the Chief Executive Officer and Chief Financial Officer any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the Chief Executive Officer and Chief Financial Officer;

Legal Compliance

37.                                 confirm that the Corporation’s management has the proper review system in place to ensure that the Corporation’s financial statements, reports, press releases and other financial information satisfy legal requirements;

38.                                 review legal compliance matters with the Corporation’s legal counsel;

39.                                 review with the Corporation’s legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Corporation’s financial statements;

40.                                 conduct or authorize investigations into matters within the Audit Committee’s scope of responsibilities;

41.                                 perform any other activities in accordance with the Charter, the Corporation’s by-laws and governing law the Audit Committee or the Board of Directors deems necessary or appropriate; and

Related Party Transactions

42.                                 review the financial reporting of any transaction between the Corporation and any officer, director or other “related party” (including any shareholder holding an interest greater than 5% in the Corporation) or any entity in which any such person has a financial interest.

V.                                  LIMITATION OF RESPONSIBILITY

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.  This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.

SCHEDULE A

Unrelated Director

Under the Toronto Stock Exchange rules, “unrelated director” means a director who is:

(a)            not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the issuer, other than interests and relationships arising solely from holdings in the issuer;

(b)           not currently, or has not been within the last three years, an officer, employee of or material service provider to the issuer or any of its subsidiaries or affiliates; and

(c)            not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with the issuer.

The Toronto Stock Exchange does not consider a chair or vice chair of the board of directors who is not a member a management to be a related director.

Independent Director

Multilateral Instrument — 52-110

A director is “independent” if he or she has no direct or indirect material relationship with the issuer. The following summarizes the major aspects of the proposed Multilateral Instrument (MI52-110) relating to the independence of a director.

Certain Relationships Automatically Exclude a Director From Serving on the Audit Committee

If a director (or a member of the director’s immediate family) has a specified type of relationship with the issuer — or has had such a relationship during the last three years (referred to as the “cooling-off period”) — then that director will not be considered independent.

•                                          Directors Who Have Certain Prescribed Relationships — MI52-110 assumes that the following persons have a material relationship with the issuer (and are therefore precluded from sitting on the audit committee):

•              an officer or employee of the issuer (or its parent or any subsidiary or affiliated entity)

•              a partner, employee or affiliated entity of:

•                                          the issuer’s external auditor (past or present) or

•                                          the issuer’s internal auditor (past or present)

•                                          an executive of another entity, if any of the issuer’s executives sit on the compensation committee of that entity, and

•                                          a consultant or advisor to the issuer (or any of its subsidiary entities), or a partner or executive officer of the consultant or advisor

•                                          Directors Whose Immediate Family Members Have Certain Prescribed Relationships — MI52-110 assumes that a person whose immediate family member has any of the relationships described above also has a material relationship with the issuer (and is therefore precluded from sitting on the audit committee).

Precluded Relationships Subject to Three Year Cooling-Off Period

A person who has one of the material relationships with an issuer described above may also not sit on the issuer’s audit committee for a period of three years after that relationship terminates.  MI52-110 “grandfathers” existing relationships so that the cooling-off period runs from the date on which the MI52-110 comes into force to the date on which the independence criteria are being applied to the director in question.

The Materiality of Other Relationships is for the Board to Determine

If a director has a direct or indirect relationship with the issuer, then it will be material if, in the view of the issuer’s board of directors, the relationship could reasonably interfere with the exercise of the director’s independent judgement.  These relationships may include commercial, charitable, industrial, banking, consulting, legal, accounting or familial relationships.

Exceptions to the Independence Requirement

MI52-110 provides exemptions from the independence requirements for:

•                                          audit committee members who cease to be independent for reasons outside their control (but only for a limited period of time);

•                                          directors appointed to the audit committee to fill a vacancy resulting from the death, disability or resignation of a member of the audit committee (but only for a limited period of time). The director appointed to fill the vacancy is also temporarily exempt from the financial literacy requirements; and

•                                          U.S. listed issuers complying with the audit committee requirements of their U.S. exchange or quotation system (provided they make the necessary disclosure in their AIF (Annual Information Form).

SCHEDULE B

Audit Committee Financial Expert

An “audit committee financial expert” must possess all of the following attributes:

(a)            an understanding of financial statements and the accounting principles used by the issuer to prepare its financial statements;

(b)           the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

(c)            experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breath and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)           an understanding of internal controls and procedures for financial reporting; and

(e)            an understanding of audit committee functions.

The audit committee financial expert must also have acquired those attributes through:

(a)            education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)           experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant or auditor or person performing similar functions;

(c)            experience overseeing or assessing the performance of companies or public accountants for the preparation, auditing or evaluation of financial statements; or

(d)           other relevant experience.

“Active supervision” means the supervisor participated in, and contributed to, the process of addressing the same types of issues relating to the preparation, auditing, analysis and evaluation of financial statements as the person actually performing the work.

Composition of Audit Committee and Relevant Education and Experience

Since March 28, 2005 the Audit Committee has been comprised of John Jakolev (Chair), James D. Nasso and Charles James Lilly.  Each such member of the Audit Committee is independent and financially literate.

Mr. Jakolev graduated from Wilfred Laurier University with a B.A.  Mr. Jakolev is a Chartered Accountant.  He is also the President of Jet Capital Services Limited, a consulting and business advisory firm.  Prior to forming Jet Capital Services Limited, he was a (non-lawyer) partner at a law firm and a senior tax partner at a big four accounting firm where he advised on a wide range of taxation and business matters for many of Canada’s largest public mining and oil and gas companies.  He has held senior executive positions with public companies.  Mr. Jakolev has over 30 years of business and advisory experience.  He was formerly an executive vice-president at a large international based Canadian public financial institution which owned and managed assets of $55 billion.  Mr. Jakolev has worked extensively in the treasury, corporate and M&A functions.  He ran a large international tax group and effectively managed them so that they operated on a co-ordinated and efficient basis with accounting, treasury and legal.  During Mr. Jakolev’s tenure in a major Toronto accounting firm, he serviced a variety of clients including many of Canada’s largest public companies plus a host of mid-size and junior companies where he designed creative financing solutions and advised on a wide range of corporate finance and taxation matters.

Mr. Nasso is a graduate of St. Francis Xavier University with a Bachelor of Commerce degree.  Mr. Nasso has significant experience in the mineral exploration and development industry, most of which he gained as a director of Agnico-Eagle, a position he had held since 1986.  Mr. Nasso was appointed as the Chairman of the board of directors of Agnico-Eagle in 2002. Until recently, Mr. Nasso was also the president of Unilac Limited, a manufacturer of infant formula, a position he had held since 1968.

Mr. Lilly graduated summa cum laude from Laurentian University with an Honours Bachelor of Commerce degree. He also received his Masters of Business Administration from the University of Toronto.  Mr. Lilly is a Chartered Accountant.  He is a partner with Sostarich, Ross, Wright and Cecutti LLP, Chartered Accountants.  Mr. Lilly’s has a public accounting practice that comprises corporate, personal and estate taxes.  His firm was established in 1954. His clients are primarily from the private section, including private mining companies and mining service companies.

External Auditor Service Fees

(a)             Audit Fees. The audit fees of the Corporation for the fiscal year ended December 31, 2005 aggregated $33,752.08.

(b)            Audit-Related Fees.  There were no audit-related fees during the fiscal year ended December 31, 2005.

(c)             Tax Fees. There were no tax fees during the fiscal year ended December 31, 2005.

(d)            All Other Fees. There with no other fees during the fiscal year ended December 31, 2005.

ITEM 17

INTERESTS OF EXPERTS

Mr. Paul A. Sobie is a consulting contractor to the Corporation on the Timiskaming Diamond Project, responsible for the Quality Control and reporting of project information. For the purposes of National Instrument 43101, Mr. Sobie is a “qualified person” and as such possesses the required qualifications.  Mr. Sobie is a graduate in good standing of the Association of Professional Geologists of Ontario, Member #0374 and a graduate of Laurentian University, Sudbury, Ontario with a B.Sc. Honours degree in geology in 1987.  Mr. Sobie has no interest, direct or indirect, in the Timiskaming Diamond Project nor any beneficial interest, direct or indirect, in the securities of the Corporation. Mr. Sobie is an officer and director of MPH Consulting Limited and has been employed continuously as a geologist with MPH Consulting Limited since 1987.

ITEM 18

ADDITIONAL INFORMATION

The Corporation will also provide to any person upon request to the Director, Investor Relations of the Corporation:

(a)             when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)               one copy of the Corporation’s annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)            one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation that have been filed for any period subsequent to its most recently completed financial year;

(iii)         one copy of the Corporation’s management information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that management information circular, as appropriate; and

(iv)        one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b)            at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Corporation.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, as applicable, is contained in the Corporation’s management information circular dated March 3, 2006.  Additional financial information is provided in the Corporations financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2005.  Additional financial information relating to the Corporation may also be found at www.sedar.com or the Corporation’s website at www.contactdiamond.com.

GLOSSARY OF MINING TERMS

The following is a glossary of terms used in this renewal annual information form:

“andesite”	A dark coloured, fine grained extrusive rock, the extrusive equivalent of diorite.
“assay”	An analysis to determine the presence, absence or concentration of one or more chemical components.
“basalt”	A dark coloured, fine grained igneous rock composed mainly of feldspar and pyroxene.
“basin”	An area in which sediments accumulate.
“bed”	The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below.
“bedrock”	Solid rock underlying surficial deposits.
“belt”	A specific elongate area defined by unique geologic characteristics.
“cpht”	Carats per hundred tonnes.
“carbonate”	A rock composed principally of calcium carbonate (CaCO3).
“cut-off grade”	The minimum metal grade at which a tonne of rock can be processed on an economic basis.
“cyanidation”	A process of extracting gold and silver from their ores by treatment with dilute solutions of potassium cyanide or sodium cyanide.
“deposit”

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

“development”	The preparation of a known commercially mineable deposit for mining.
“diorite”	An igneous rock that is composed primarily of sodium feldspar and mafic minerals with little or no quartz.
“dip”	The angle at which a bed is inclined from the horizontal.
“displacement”	Relative movement of rock on opposite side of a fault.
“dyke”	A tabular body of igneous rock cross cutting the host strata at a high angle.
“epithermal”

Said of a hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. Also, said of that depositional environment.

“feasibility study”

Engineering study that is designed to define the technical, economic and legal viability of a mineral project with a high degree of reliability, contains detailed supporting evidence, and has a firm conceptual framework which can be used for more detailed construction designs and drawings. The study is of sufficient detail and accuracy to be used for the decision to proceed with the project and for financing.

“felsic”	Igneous rock composed principally of feldspars and quartz.
“G-9 garnet”

Classification of pyrope garnets based on CaO against Cr203 content after Gurney (1984), attributable to a lherzolitic peritotite upper mantle source and commonly associated with a low to moderate diamond grade potential.

“G-10 garnet:

Classification of pyrope garnets based on CaO against Cr203 content after Gurney (1984), attributable to a harzburgitic peritotite upper mantle source and commonly associated with a moderate to high diamond grade potential.

“Ga”	Billion years.
“g Au/t”	Grams of gold per metric tonne.
“gold equivalent ounces”	Gold equivalent ounces represents gold ounces plus silver ounces computed into gold ounces.
“grade”	(1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.
(2) The quality of an ore or metal content.
“granite”	A medium to coarse grained felsic intrusive rock.
“Group I kimberlite”	Kimberlite (“non-micaceous”) exhibiting a monticellite-serpentine-calcite mineralogy.
“Group II kimberlite”	Kimberlite (“micaceous”) exhibiting a phologopite mineralogy.
“kimberlite”	An ultramafic, mantle derived and volatile rich volcanic rock commonly comprising hypabyssal dykes or sills, or volcaniclastic diatremes.
“hectare”, “ha”	An area contained by a square of 100 metres.
“intrusive”	Said of an igneous rock that invades older rocks.
“kaolinite”	A monoclinic mineral formed by hydrothermal alteration or weathering of aluminosilicates, especially feldspars; formerly called kaolin.
“kilometre”	One kilometre = 0.62 miles.
“lens”	A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.
“LTSZ”	The Lake Timiskaming Structural Zone
“Ma”	Million years.

“Mafic”	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.
“metamorphosed/ metamorphic”	A rock that has been altered by physical and chemical processes including heat, pressure and fluids.
“metre”, “m”	One metre = 3.28 feet.
“mill”	A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.
“mm”	Millimetre
“mineralization”	The concentration of minerals within a body of rock.
“mineralized material”

A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors concludes legal and economic feasibility.

“mineral reserves”

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resources: An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mining claim/mineral claim”

That portion of public or private mineral lands which a party has staked or marked out in accordance with federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

“net smelter return royalty/NSR”

A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

“ore”	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.
“ounces”	Troy ounces = 31.103 grams.
“outcrop”	An exposure of bedrock at the surface.
“prospect”	An area in which potential is suggested for economic mineralization.
“pyrite”	Iron sulfide (FeS2).
“pyroclastic”	Detrital volcanic materials that have been explosively ejected from a volcanic vent.
“quartz”	A mineral composed of silicon dioxide.
“reclamation”

The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

“recovery”

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

“refining”	The final stage of metal production in which impurities are removed from the molten metal.
“rhyolite”

A group of extrusive igneous rocks commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

“sandstone”	A rock consisting of cemented grains of rock or mineral which are 0.05 to 2 millimetres in diameter, set in a matrix of silt or clay.
“schist”	A strongly foliated metamorphic rock.
“sediment”

Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

“slate”	A compact, fine-grained metamorphic rock that possesses slaty cleavage and hence can be split into slabs and thin plates.
“stockwork”	A network of usually quartz veinlets diffused in the original rock.

“strike”	Direction or trend of a geologic structure.
“structural”	Pertaining to geological structure.
“sulfide”	A group of minerals in which one or more metals are found in combination with sulfur.
“tonne”	One tonne = 1,000 kilograms = 2204.6 pounds.
“vein”	A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.
“volcanic”	Rocks originating from volcanic activity.